UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
Pacira BioSciences, Inc.
(Name of Subject Company)
Pacira BioSciences, Inc.
(Name of Person Filing Statement)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
695127100
(CUSIP Number of Class of Securities)
Frank D. Lee
Chief Executive Officer
Pacira BioSciences, Inc.
2000 Sierra Point Parkway, Suite 900
Brisbane, California 94005
(650) 242-8052
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of the Person Filing Statement)
With copies to:
Jason Day
Jonathan S. Schulman
Ashurst Perkins Coie US LLP
1900 Sixteenth Street, Suite 1400
Denver, Colorado 80202
(303) 291-2300
 ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information.
(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Pacira BioSciences, Inc., a Delaware corporation (“Pacira”). The address of the principal executive offices of Pacira is 2000 Sierra Point Parkway, Suite 900, Brisbane, California 94005, and its telephone number is (650) 242-8052. In this Schedule 14D-9, “we,” “us,” “our,” the “Company” and “Pacira” refer to Pacira BioSciences, Inc. and its subsidiaries.
(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock of Pacira, $0.001 par value per share (collectively, the “Shares”). As of October 23, 2026, there were (i) 39,957,678 Shares issued and outstanding, (ii) 5,870,185 Shares subject to issuance pursuant to outstanding options to purchase Shares (the “Company Options”), 2,204,571 of which have exercise prices per share that are less than the Offer Price (as defined in “Item 2. Identity and Background of Filing Person–Tender Offer”), (iii) 198,257 Shares subject to or otherwise deliverable in connection with outstanding performance share unit awards (each, a “Company PSU”), assuming target level of performance under the Company PSUs, (iv) 4,463,236 Shares subject to or otherwise deliverable in connection with outstanding restricted stock unit awards (each, a “Company RSU”), (v) 36,046 Shares estimated to be subject to outstanding purchase rights under Pacira’s Amended and Restated 2014 Employee Stock Purchase Plan (the “ESPP”) (based on a per Share purchase price of $21.28, which is equal to 85% of $25.03, the closing price of a Share on July 1, 2026, the first trading day of the current offering period, and accumulated contributions through October 23, 2026), and (vi) 9,628,260 Shares reserved for issuance upon the possible conversion of Pacira’s $287.5 million in aggregate principal amount of 2.125% convertible senior notes due 2029 (based on an initial conversion rate of 25.2752 Shares per $1,000 principal amount and excluding any additional shares that may be issuable pursuant to the indenture in connection with the Merger (as defined below)).
Item 2. Identity and Background of Filing Person.
(a) Name and Address. The name, business address and business telephone number of Pacira, which is the person filing this Schedule 14D-9 and the subject company, are set forth in “Item 1. Subject Company Information—Name and Address” above.
(b) Tender Offer.
This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on October 30, 2026 (together with any amendments and supplements thereto, the “Schedule TO”) by Viatris Inc., a Delaware corporation (“Viatris”), and Peach Purchaser Sub Inc., a Delaware corporation and wholly owned subsidiary of Viatris (“Purchaser”). The Schedule TO relates to the tender offer by Purchaser to acquire all of the outstanding Shares at an offer price of $36.50 per Share in cash, net of applicable withholding taxes and without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 30, 2026 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”).
The Offer to Purchase and the Letter of Transmittal are being mailed to our stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 8, 2026 (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), among Viatris, Purchaser and Pacira. A more complete description of the Merger Agreement can be found in Section 11 of the Offer to Purchase under the caption “The Transaction Agreements” and a copy of the Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and each is incorporated herein by reference.
The expiration date of the Offer is at the end of the day, one minute following 11:59 p.m., Eastern Time, on November 16, 2026, subject to extension in certain circumstances as permitted by the Merger Agreement (the “Expiration Date”).
The Merger Agreement provides, among other things, that following the consummation of the Offer, on the terms and conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the “DGCL”) and other applicable legal requirements, Purchaser will merge with and into Pacira (the “Merger”), the separate existence of Purchaser will cease and Pacira will continue as the surviving corporation and a wholly owned subsidiary of Viatris (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the DGCL and effected without a meeting of Pacira’s stockholders and without a vote on the adoption of the Merger Agreement by Pacira’s stockholders. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”) (other than Shares held (i) by Pacira or its subsidiaries (including Shares held in Pacira’s treasury), (ii) by Viatris, Purchaser, or any other direct or indirect wholly owned subsidiary of Viatris, or (iii) by stockholders of Pacira who have properly exercised and perfected their statutory rights of appraisal under the DGCL) will be automatically converted into the right to receive the Offer Price. Upon the Effective Time, Pacira will cease to be a publicly traded company and will become wholly owned by Viatris. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”
See the section titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Pacira and its Executive Officers, Directors and Affiliates” below for a discussion of the treatment of Company Options, Company PSUs, Company RSUs, Shares purchased under the ESPP, and cash-based awards (each, a “Company LTIP Award”) granted pursuant to Pacira’s cash-based long-term incentive plan (the “Company LTIP”).
The Merger Agreement also provides, among other things, that subject to the satisfaction or waiver of all of the conditions to the Offer set forth in the Merger Agreement, Purchaser will, and Viatris will cause Purchaser to, irrevocably accept for payment (the time of such acceptance, the “Offer Acceptance Time”) and pay for all Shares validly tendered (and not validly withdrawn) pursuant to the Offer as promptly as practicable after the Offer Acceptance Time. Pursuant to the Merger Agreement, the consummation of the Merger will take place as soon as practicable following (but in any event on the same date as) the Offer Acceptance Time, except if certain conditions set forth in the Merger Agreement have not been satisfied or waived by such date, in which case on no later than the first business day on which such conditions are satisfied or waived.
The foregoing summary of the Transactions is qualified in its entirety by the descriptions contained in the Offer to Purchase, the terms of the Merger Agreement and the Letter of Transmittal.
According to the Offer to Purchase, the principal office of Viatris is located at 1000 Mylan Boulevard, Canonsburg, Pennsylvania 15317, the telephone number of Viatris is (724) 514-1800, the principal office of Purchaser is located at 1000 Mylan Boulevard, Canonsburg, Pennsylvania 15317, and the telephone number of Purchaser is (724) 514-1800.
Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be found free of charge on the SEC’s website at www.sec.gov, or via https://www.shareholdermaterials.com/pcrx2026/.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.
Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Definitive Proxy Statement of Pacira on Schedule 14A filed with the SEC on April 28, 2026 and filed as Exhibit (e)(2) to this Schedule 14D-9, which is incorporated by reference herein (the “Proxy Statement”), to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) Pacira or any of its affiliates, on the one hand, and (ii)(x) any of its executive officers, directors or affiliates, or (y) Viatris, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand. The Proxy Statement is being furnished to our stockholders pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Item 1005(d) of Regulation M-A.
Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.
(a) Arrangements between Pacira and its Executive Officers, Directors and Affiliates.
In considering the recommendation of Pacira’s board of directors (the “Board”) to tender Shares in the Offer, stockholders should be aware that Pacira’s executive officers, members of the Board and affiliates may be considered to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, which may be different from or in addition to those of Pacira stockholders, generally. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below and in “Item 8. Additional Information—Golden Parachute Compensation,” these interests include:
•
the cancellation and cash settlement of outstanding Company Options held by executive officers and members of the Board with exercise prices per share below the Offer Price in connection with the Transactions;

•	the cancellation and cash settlement of outstanding Company RSUs held by executive officers and members of the Board in connection with the Transactions;
•
the cancellation and cash settlement of outstanding Company PSUs and cash-based Company LTIP Awards held by executive officers in connection with the Transactions, with the level of actual attainment for outstanding Company PSUs and cash-based Company LTIP Awards granted during calendar year 2026 to be determined prior to the end of the applicable performance periods if the Transactions are consummated during calendar year 2026;

•	the accelerated purchase and cash settlement of Shares purchased under the ESPP in connection with the Transactions if the Transactions are consummated prior to December 31, 2026;
•
the accelerated vesting and distribution of outstanding account balances for certain executive officers pursuant to Pacira’s non-qualified deferred compensation plan (the “Company NQDC Plan”) in connection with the Transactions;

•
the potential receipt of 2026 annual bonuses by executive officers based on actual performance determined prior to the end of the applicable performance period if the Transactions are consummated during calendar year 2026;

•	the potential receipt of severance payments and benefits by our executive officers; and
•	the entitlement to indemnification benefits in favor of directors and officers of Pacira.
For further information with respect to the arrangements between Pacira and its executive officers, directors and affiliates described in this “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” as well as other arrangements between Pacira and its executive officers, directors, and affiliates, please see the Proxy Statement, including the information under the headings “Stock Ownership Information,” “Related Person Transactions,” and “Executive Compensation.”
Outstanding Shares Held by Directors and Executive Officers
The executive officers and directors of Pacira who own Shares and tender their Shares for purchase pursuant to the Offer will receive the same cash consideration on the same terms and conditions as the other stockholders of Pacira.

The following table sets forth (i) the number of Shares beneficially owned as of October 23, 2026, by each of our executive officers and directors (excluding Shares (a) issuable upon the exercise of outstanding Company Options, (b) issuable upon the vesting and settlement of Company PSUs, (c) issuable upon the vesting and settlement of Company RSUs and (d) that may be acquired by certain executive officers under the ESPP in connection with the Transactions, in each case, as described in “—Treatment of Company Options” “—Treatment of Company PSUs,” “—Treatment of Company RSUs” and “—Treatment of Purchase Rights Under the Employee Stock Purchase Plan,” and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer. These numbers are rounded to the nearest whole Share.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Cash Value of Shares Beneficially Owned
Executive Officers
Frank D. Lee Chief Executive Officer and Director	87,775	$ 3,203,788
Shawn M. Cross Chief Financial Officer	—	$—
Kristen Williams Chief Administrative Officer and Secretary	23,229	$847,859
Brendan Teehan Chief Commercial Officer	9,449	$344,889
Jonathan Slonin Chief Medical Officer	59,251	$2,162,662
Directors
Marcelo Bigal Director	11,393	$415,845
Laura Brege Chair of the Board	23,715	$865,598
Christopher Christie Director	16,654	$607,871
Mark Froimson Director	20,136	$734,964
Samit Hirawat Director	—	$—
Thomas Wiggans Director	—	$—
Michael Yang Director	13,393	$488,845
Alethia Young Director	11,393	$415,845
All of Pacira’s current directors and executive officers as a group (13 persons)	276,388	$10,088,162

Treatment of Company Options
Pursuant to the terms of the Merger Agreement, each Company Option that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall be canceled at the Effective Time and converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares subject to such Company Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (A) the Offer Price minus (B) the exercise price payable per Share under such Company Option; provided, that any Company Option that has an exercise price per Share that is greater than or equal to the Offer Price shall be canceled at the Effective Time without any consideration payable (whether in the form of cash or otherwise) therefor, whether before or after the Effective Time.
Any amounts payable with respect to Company Options will be fully vested as of the Effective Time with any such payments made as soon as reasonably practicable after the Effective Time and subject to applicable tax withholdings.
The following table sets forth the approximate value of the payments that each director and executive officer of Pacira will receive as a result of the cancellation of his or her Company Options in connection with the consummation of the Transactions (assuming, for purposes of this calculation, that each such director and executive officer does not otherwise exercise any outstanding and vested Company Options between October 23, 2026 and the Effective Time). This information is based on the number of Company Options held by Pacira’s directors and executive officers as of October 23, 2026. Any differences in the totals shown below relative to the component amounts are due to rounding adjustments and use of the weighted average exercise price to calculate the estimated aggregate payouts.
In calculating the amounts set forth in the table below, continued service by the applicable executive officer or director until consummation of the Transactions is assumed. Company Options with an exercise price equal to, or greater than the Offer Price are not included in the table below.

	Vested Company Options			Unvested Company Options
Name of Executive Officer or Director	Number of Shares Underlying Vested Company Options (#)	Weighted Average Exercise Price Per Share ($)	Consideration for Vested Company Options in the Merger ($)	Number of Shares Underlying Unvested Company Options (#)	Weighted Average Exercise Price Per Share ($)	Consideration for Unvested Company Options in the Merger ($)	Total Consideration for Company Options in the Merger ($)
Executive Officers
Frank D. Lee Chief Executive Officer and Director	476,102	$32.07	$2,109,132	216,410	$32.07	958,696	$3,067,828
Shawn M. Cross Chief Financial Officer	37,500	$16.45	$751,875	112,500	$16.45	2,255,625	$3,007,500
Kristen Williams Chief Administrative Officer and Secretary	—	$—	$—	—	$—	—	$—
Brendan Teehan Chief Commercial Officer	37,314	$26.59	$369,782	62,186	$26.59	616,263	$986,045
Jonathan Slonin Chief Medical Officer	6,875	$32.07	$30,456	3,125	$32.07	13,844	$44,300
Directors
Marcelo Bigal Director	54,425	$28.42	$439,872	10,891	$23.42	142,454	$582,326
Laura Brege Chair of the Board	23,458	$26.59	$232,393	10,891	$23.42	142,454	$374,847
Christopher Christie Director	48,458	$30.61	$285,518	10,891	$23.42	142,454	$427,972
Mark Froimson Director	23,458	$26.59	$232,393	10,891	$23.42	142,454	$374,847
Samit Hirawat Director	—	$—	$—	50,182	$20.62	796,649	$796,649
Thomas Wiggans Director	—	$—	$—	32,675	$23.42	427,389	$427,389
Michael Yang Director	54,425	$28.42	$439,872	10,891	$23.42	142,454	$582,326
Alethia Young Director	54,425	$28.42	$439,872	10,891	$23.42	142,454	$582,326
All of Pacira’s current directors and executive officers as a group (13 persons)	816,440	$ 29.97	$ 5,331,165	$ 542,424	$ 25.58	$ 5,923,190	$ 11,254,355

Treatment of Company PSUs
Pursuant to the terms of the Merger Agreement, each Company PSU that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall be canceled at the Effective Time and converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares issuable in settlement of such Company PSU, as determined in accordance with the applicable Company PSU award agreement, multiplied by (ii) the Offer Price. Any amounts payable with respect to Company PSUs will be fully vested as of the Effective Time with any such payments made as soon as reasonably practicable after the Effective Time and subject to applicable tax withholdings.

Pacira’s outstanding Company PSUs were granted to executive officers during calendar year 2026 and have a one-year performance period tied to 2026 EXPAREL net product sales, with a maximum potential payout of 250% of target, and, to the extent earned (if any), vest 25% each year over four years (subject to continued employment through the applicable vesting date), unless a “reorganization event” occurs. The applicable Company PSU award agreement provides that, in the event a “reorganization event” occurs during a performance period and a participant is actively employed with Pacira or one of its subsidiaries as of the date of the reorganization event, the participant will be deemed to have earned Company PSUs under the Company PSU award agreement at the greater of (i) that number of Company PSUs that would have been earned based on actual performance as of the date of the reorganization event (as determined by the Board (or committee thereof)) or (ii) the target number of Company PSUs, and such deemed earned Company PSUs will become vested as of immediately prior to the reorganization event. In the event a reorganization event occurs after the end of a performance period, any earned Company PSUs based on actual performance that are unvested will become vested immediately prior to the reorganization event. Viatris, Pacira and Purchaser have agreed that the Transactions, if consummated, will constitute a reorganization event for purposes of the Company PSU award agreement.
The table below sets forth the approximate value of the payments that each executive officer of the Company will receive in connection with the consummation of the Transactions as a result of the cancellation and cash settlement of his or her Company PSUs in connection with the Transactions (assuming, for purposes of this calculation, that (i) the Company PSUs are based on 100% of target performance and (ii) no such Company PSUs vest and settle in Shares between October 23, 2026 and the Effective Time). This information is based on the number of Company PSUs held by Pacira’s executive officers as of October 23, 2026.
In calculating the amounts set forth in the table below, continued service by the applicable executive officer until consummation of the Transactions is assumed.

Name of Executive Officer	Number of Shares Subject to Company PSUs (1) (#)	Total Consideration for Company PSUs in the Merger ($)
Executive Officers
Frank D. Lee Chief Executive Officer and Director	65,455	$ 2,389,108
Shawn M. Cross Chief Financial Officer	12,237	$446,651
Kristen Williams Chief Administrative Officer and Secretary	13,636	$497,714
Brendan Teehan Chief Commercial Officer	12,928	$471,872
Jonathan Slonin Chief Medical Officer	13,636	$497,714

(1)	As of October 23, 2026, there were no vested Company PSUs outstanding.
Treatment of Company RSUs
Pursuant to the terms of the Merger Agreement, each Company RSU that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall be canceled at the Effective Time and converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares issuable in settlement of such Company RSU, multiplied by (ii) the Offer Price. Any amounts payable with respect to Company RSUs will be fully vested as of the Effective Time with any such payments made as soon as reasonably practicable after the Effective Time and subject to applicable tax withholdings.
The table below sets forth the approximate value of the payments that each director and executive officer of Pacira will receive in connection with the cancellation and cash settlement of his or her Company RSUs in connection with the Transactions (assuming, for purposes of this calculation, that no such Company RSUs vest and settle in Shares between October 23, 2026 and the Effective Time). This information is based on the number of Company RSUs held by Pacira’s directors and executive officers as of October 23, 2026.
In calculating the amounts set forth in the table below, continued service by the applicable executive officer or director until consummation of the Transactions is assumed.

	Unvested Company RSUs(1)
Name of Executive Officer or Director	Number of Shares Underlying Unvested Company RSUs (#)	Total Consideration for Unvested Company RSUs in the Merger ($)
Executive Officers
Frank D. Lee Chief Executive Officer and Director	574,078	$ 20,953,847
Shawn M. Cross Chief Financial Officer	105,341	$3,844,947
Kristen Williams Chief Administrative Officer and Secretary	143,833	$5,249,905
Brendan Teehan Chief Commercial Officer	92,214	$3,365,811
Jonathan Slonin Chief Medical Officer	157,133	$5,735,355
Directors
Marcelo Bigal Director	6,405	$233,783
Laura Brege Chair of the Board	6,405	$233,783
Christopher Christie Director	6,405	$233,783
Mark Froimson Director	6,405	$233,783
Samit Hirawat Director	6,405	$233,783
Thomas Wiggans Director	—	$—
Michael Yang Director	6,405	$233,783
Alethia Young Director	6,405	$233,783

(1)	As of October 23, 2026, there were no vested Company RSUs outstanding.
Treatment of Purchase Rights Under the Employee Stock Purchase Plan
The ESPP is an employee benefit program that enables qualified employees of Pacira and its designated subsidiaries, including Pacira’s executive officers, to purchase Shares at the lower of: (i) 85% of the fair market value on the first day of each Offering (as defined and determined in the ESPP); or (ii) 85% of the fair market value on the applicable Purchase Date (as defined and determined in the ESPP).
The ESPP’s next scheduled Purchase Date under the current Offering is December 31, 2026. The Merger Agreement provides that if the closing of the Merger shall occur prior to the end of any offering period in existence under the ESPP as of the date the Merger is consummated, Pacira shall cause a new Purchase Date to be set under the ESPP, which date shall not be fewer than two (2) business days prior to the date the Merger is consummated, for the automatic purchase of Shares on such date, with any funds remaining in a participant’s account after such purchase to be refunded to such participant. At the Effective Time, by virtue of the Merger, each Share automatically purchased on the new purchase date contemplated in the Merger Agreement will be converted into the right to receive the Offer Price, subject to applicable tax withholdings. The ESPP will be terminated upon closing of the Merger.
Treatment of Company LTIP Awards
Pursuant to the terms of the Merger Agreement, each Company LTIP Award that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall be canceled at the Effective Time and converted into the right to receive cash in an amount as determined by the Board (or the appropriate committee thereof) prior to the

Effective Time in accordance with the terms of the Company LTIP. Any amounts payable with respect to Company LTIP Awards will become fully vested as of the Effective Time with any such payments made as soon as reasonably practicable after the Effective Time and subject to applicable tax withholdings.
The outstanding Company LTIP Awards were granted to executive officers and provide for a cash award to participants based on the achievement of net revenue and adjusted earnings before interest, taxes, depreciation and amortization goals during each applicable performance period, from January 1 through December 31 of each calendar year. The result is then multiplied by a relative total shareholder return component, for a potential maximum payout of 225% of target. If the performance goals are achieved, the earned Company LTIP Awards vest in full after a three-year vesting period, subject to the participant’s continued employment.
The Company LTIP provides that, in the event a “change of control” occurs during a performance period, the participant will be entitled to a payout equal to the greater of (i) the value of the participant’s Company LTIP Award based on actual performance as of the date of the change of control (as determined by the Board (or committee thereof)) or (ii) the participant’s target Company LTIP Award. In the event a change of control occurs after the end of a performance period, participants will be entitled to a payout equal to any earned Company LTIP Awards based on actual performance through the end of the applicable performance period. Viatris, Pacira and Purchaser have agreed that the Transactions, if consummated, will constitute a change of control for purposes of the Company LTIP.
The table below sets forth the approximate value of the payments that each executive officer of Pacira will receive as a result of the cancellation and cash settlement of his or her Company LTIP Awards in connection with the Transactions (assuming, for purposes of this calculation, that (i) the Company LTIP Awards granted during calendar year 2026 (the “2026 Company LTIP Awards”) become payable at 100% of target and (ii) no Company LTIP Awards vest or are settled between October 23, 2026 and the Effective Time). This information is based on the cash value of Company LTIP Awards held by Pacira’s named executive officers as of October 23, 2026.
In calculating the amounts set forth in the table below, continued service by the applicable executive officer until consummation of the Transactions is assumed.

Name of Executive Officer	Consideration for Company LTIP Awards (other than the 2026 Company LTIP Awards) in the Merger ($)	Consideration for the 2026 Company LTIP Awards in the Merger ($)	Total Consideration for Company LTIP Awards in the Merger ($)
Frank D. Lee Chief Executive Officer and Director	$ 1,387,008	$823,450	$ 2,210,458
Shawn M. Cross Chief Financial Officer	$243,763	$271,700	$515,463
Kristen Williams Chief Administrative Officer and Secretary	$474,068	$286,450	$760,518
Brendan Teehan Chief Commercial Officer	$225,562	$273,800	$499,362
Jonathan Slonin Chief Medical Officer	$485,624	$287,950	$773,574

Treatment of Outstanding Account Balances under the Company NQDC Plan
Pursuant to the Company NQDC Plan, eligible participants, including executive officers, select management or highly compensated employees of Pacira, may elect to defer a percentage of their eligible compensation and select investment options that mirror those of Pacira’s 401(k) salary savings plan. Pacira provides a discretionary company match on deferrals into the Company NQDC Plan using the same formula used for the discretionary company match in Pacira’s 401(k) salary savings plan. In the event a “change of control” occurs, the Company NQDC Plan provides that participants will receive a lump sum distribution within 90 days after the consummation of the change of control. The consummation of the Transactions will constitute a “change of control” under the Company NQDC Plan.

The following table sets forth information for the Company NQDC Plan for each of our executive officers as of October 23, 2026:

Name of Executive Officer	Aggregate Balance at October 23, 2026 ($)
Frank D. Lee Chief Executive Officer and Director	781,447
Shawn M. Cross Chief Financial Officer	—
Kristen Williams Chief Administrative Officer and Secretary	—
Brendan Teehan Chief Commercial Officer	74,315
Jonathan Slonin Chief Medical Officer	434,202

2026 Annual Bonuses
Subject to the terms of the Merger Agreement, prior to the Effective Time, the Board (or any authorized committee thereof) may amend the terms of Pacira’s 2026 Corporate Annual Bonus Program to provide that, if the Effective Time occurs prior to January 1, 2027, the Board (or any authorized committee thereof) will determine the amount of each participant’s 2026 annual bonus based on a performance period commencing on January 1, 2026 and ending on the date the Merger occurs, based on actual performance determined as of such date, calculated in the ordinary course of business. The amendment may further provide that each participant’s 2026 annual bonus will remain unvested as of the Effective Time and subject to the participant’s continued employment with Pacira or one of its subsidiaries through the applicable payment date, currently expected to be in the first quarter of 2027, subject to certain limited exceptions applicable to employees below the Vice President level. Pursuant to the terms of the Merger Agreement, the Board (or authorized committee thereof) may not otherwise modify the terms and conditions of the 2026 Corporate Annual Bonus Program, including any performance goals or criteria thereunder. As of the date of this Schedule 14D-9, to Pacira’s knowledge, none of the Board or any authorized committee thereof has made any decisions regarding whether any amendments will be made to the 2026 Corporate Annual Bonus Program.
Severance and Change of Control Arrangements
Pacira has previously entered into an employment agreement with each of its current named executive officers (the “Employment Agreements”), which include severance payments and benefits in connection with certain specified termination events in connection with a “change of control,” as described in more detail below, subject to the executive officer’s execution and non-revocation of a general release of claims in favor of Pacira and continued compliance with the non-solicitation and confidentiality obligations set forth in the executive officer’s Employment Agreement. The terms “cause,” “good reason,” and “change of control” referred to in this section are defined in the executive’s respective Employment Agreement. The Transactions, if consummated, will constitute a “change of control” under the Employment Agreements.
If, within 30 days prior to, or 12 months following, a “change of control,” our chief executive officer (i) is terminated for any reason other than for “cause,” or (ii) terminates his employment during the agreement term for “good reason,” then he will be entitled to:
•	earned and accrued base salary, bonus, vacation time, and other benefits;
•	monthly salary continuation payments for a period of 24 months from the effective date of the release required to be provided as a condition to receiving these payments;
•
in lieu of the Targeted Incentive Bonus (as defined in the chief executive officer’s Employment Agreement), a bonus payment equal to 200% of the chief executive officer’s then current annual Targeted Incentive Bonus, payable in one lump sum, after the effective date of the release required to be provided as a condition to receiving this payment;

•	health insurance coverage, subject to cost sharing, for 24 months following the effective date of the release required to be provided as a condition to receiving this coverage; and

•
immediate vesting of all outstanding unvested Company Options and any time-based Company RSUs previously granted to him, provided that he executes and delivers the release required to be provided as a condition to the acceleration of the vesting of such awards.

If, within 30 days prior to, or 12 months following, a “change of control,” any of our named executive officers, other than our chief executive officer, (i) is terminated for any reason other than for “cause,” or (ii) terminates their employment during the agreement term for “good reason,” then such executive officer will be entitled to:
•	earned and accrued base salary, bonus, vacation time, and other benefits;
•	monthly salary continuation payments for a period of 18 months from the effective date of the release required to be provided as a condition to receiving these payments;
•
in lieu of the Targeted Incentive Bonus (as defined in the applicable Employment Agreement), a bonus payment equal to 150% of the named executive officer’s then current annual Targeted Incentive Bonus, payable in one lump sum after the effective date of the release required to be provided as a condition to receiving this payment;

•	health insurance coverage, subject to cost sharing, for 18 months following the effective date of the release required to be provided as a condition to receiving this coverage; and
•
immediate vesting of all outstanding unvested Company Options and any time-based Company RSUs previously granted to such executive officer, provided that such executive officer executes and delivers the release required to be provided as a condition to the acceleration of the vesting of such awards.

Each Employment Agreement provides that, if payments or benefits payable to the named executive officer would be subject to the excise tax imposed by Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended, such amounts will be reduced to the extent necessary to avoid such excise tax, unless the named executive officer would be better off, on an after-tax basis, receiving a larger portion, up to and including full payment, of such amounts.
Golden Parachute Compensation
For an estimate of the amounts that may be payable to each of Pacira’s named executive officers based on or otherwise related to the Transactions, including pursuant to his or her Employment Agreement, please see “Item 8. Additional Information—Golden Parachute Compensation.”
Employee Benefits
Under the Merger Agreement, Viatris has agreed that from and after the Effective Time, Viatris will assume and honor, or cause to be assumed and honored, (a) all severance and employment agreements or arrangements for all employees of Pacira and its subsidiaries (as determined immediately prior to the Effective Time) who continue to be employed by Viatris or any of its affiliates following the Effective Time (collectively, the “Continuing Employees”), in each case, in accordance with their terms as in effect immediately prior to the Effective Time and (b) any amendments to the terms of Pacira’s 2026 Corporate Annual Bonus Program and any determinations made by the Board (or any authorized committee thereof) thereunder prior to the closing of the Transactions, subject to the terms of the Merger Agreement. For a period of one (1) year following the Effective Time, Viatris has further agreed to provide, or cause to be provided, to each Continuing Employee (i) base salary (or base wages, as the case may be) and short-term cash incentive compensation opportunities (including annual bonuses and commission opportunities, but excluding long-term cash incentive opportunities) that are no less favorable than the base salary (or base wages, as the case may be) and short-term cash incentive compensation opportunities provided to such Continuing Employee by Pacira or any subsidiary of Pacira, as applicable, immediately prior to the date of the Merger Agreement and (ii) other employee benefits (including severance benefits and other health and welfare benefits, but excluding any equity or equity-based compensation, nonqualified deferred compensation or change of control, transaction or retention awards) that are substantially comparable in the aggregate to the benefits (including severance benefits and other health and welfare benefits) provided to such Continuing Employee by Pacira or any subsidiary of Pacira, as applicable, immediately prior to the date of the Merger Agreement.
The Merger Agreement does not confer upon any person (other than Viatris, Pacira and Purchaser) any rights with respect to the employee matters provisions of the Merger Agreement.

Potential for Future Arrangements
As of the date of this Schedule 14D-9, to Pacira’s knowledge, none of its executive officers has entered into any agreement, arrangement, or understanding, with Viatris regarding employment with, or the right to purchase or participate in the equity of, Viatris or the Surviving Corporation. It is possible that Continuing Employees, including executive officers, will enter into new compensation arrangements with Viatris or the Surviving Corporation. Such arrangements may include agreements regarding future terms of employment, the right to receive equity-based awards of Viatris and/or to receive retention bonus and/or long-term cash incentive awards.
Employment Arrangements
We have previously entered into at-will employment agreements with each of our current executive officers. The employment of each of our current executive officers may be terminated by us at any time. Employment Agreements with current executive officers set forth the applicable executive officer’s salary, annual bonus compensation opportunities and benefit plan participation. For a discussion of the severance pay and other benefits to be provided in connection with a termination of employment following the Transactions, see above under “—Severance and Change of Control Arrangements.”
Director Compensation
Prior to the Effective Time, non-employee directors will remain eligible to receive cash compensation pursuant to Pacira’s non-employee director compensation policy. Outstanding equity awards held by Pacira’s non-employee directors immediately prior to the Effective Time will be canceled and converted into the right to receive an amount of cash, as described in more detail under “—Treatment of Company Options”; and “Treatment of Company RSUs.”
Indemnification of Directors and Officers; Insurance
We have entered into indemnification agreements (collectively, the “Indemnification Agreements”) with our directors and executive officers that require us to indemnify such persons (each, an “Indemnitee”) in connection with certain proceedings to which an Indemnitee is, or is threatened to be made, a party by reason of such Indemnitee's status as a director or officer of Pacira or service at Pacira’s request with another entity (i) other than by or in the right of Pacira against all judgments, damages, liabilities, losses, penalties, excise taxes, fines and amounts paid in settlement and all reasonable fees, costs and expenses incurred by Indemnitee in connection with any threatened, pending or completed claim, action, suit, arbitration, alternate dispute resolution process, investigation, administrative hearing, appeal, or any other proceeding, whether civil, criminal, administrative, arbitrative or investigative, whether formal or informal, including any inquiry which the Indemnitee reasonably believes might lead to the institution of any of the foregoing and further including any proceeding initiated by Indemnitee pursuant to an Indemnification Agreement to enforce an Indemnitee's rights thereunder (a “Proceeding”) (including in connection with investigating, defending, being a witness in or defending any Proceeding, or any preparation for any of the foregoing), including, without limitation, attorneys' fees, disbursements and retainers (including, without limitation, any such fees, disbursements and retainers incurred by Indemnitee pursuant to an Indemnification Agreement), fees and disbursements of expert witnesses, private investigators and professional advisors (including, without limitation, accountants and investment bankers), court costs, transcript costs, fees of experts, travel expenses, duplicating, printing and binding costs, telephone and fax transmission charges, postage, delivery services, secretarial services, and other disbursements and expenses (collectively, “Indemnifiable Expenses”) and (ii) by or in the right of Pacira against all Indemnifiable Expenses. The Indemnification Agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.
The foregoing description of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by the full text of the Form of Indemnification Agreement, which was included as Exhibit 10.22 to Pacira’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on February 29, 2024, and incorporated herein by reference.
The Merger Agreement provides that all rights to indemnification, advancement of expenses and exculpation existing in favor of the former and present directors and officers of Pacira or any of its subsidiaries for their acts and omissions occurring prior to the Effective Time, as provided in Pacira’s organizational documents and as provided in the Indemnification Agreements between Pacira (or any of its subsidiaries) and such persons, will survive the Merger and will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such persons, and Viatris will cause the Surviving Corporation and its successors and assigns to maintain and comply with such rights to the fullest extent available under Delaware law for a period of six years from the Effective Time, and any claim made requesting indemnification pursuant to such indemnification rights within such six-year period shall continue to be subject to the Merger Agreement and the indemnification rights provided under the Merger Agreement, the Indemnification Agreements and Pacira’s organizational documents until disposition of such claim.
The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, the Surviving Corporation (together with its successors and assigns) will, and Viatris will cause the Surviving Corporation to, to the fullest extent permitted by applicable law, indemnify and hold harmless each of our former and present officers and directors in his or her capacity as an officer or director of Pacira against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such indemnified person as an officer or director of Pacira in connection with any pending or threatened legal proceeding based on or arising out of, in whole or in part, the fact that such indemnified person is or was a director or officer of Pacira at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the Transactions.
The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation must maintain (and Viatris must cause the Surviving Corporation to maintain) in effect, directors’ and officers’ liability insurance, providing coverage no less favorable to the insureds than the policy maintained by Pacira as of the date of the Merger Agreement for the benefit of the indemnitees who were covered by such policy as of the date of the Merger Agreement with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of Pacira (as applicable), including terms with respect to coverage, deductibles (or retentions) and amounts no less favorable than the current policy. However, in lieu of maintaining such existing policy, we may purchase a six-year “tail” policy to replace the Pacira policy in effect as of the date of the Merger Agreement, subject to specified limitations.
Section 16 Matters
The Merger Agreement provides that Pacira and the Board will, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares, Company Options, Company PSUs and Company RSUs in the Transactions by applicable individuals and to cause such dispositions or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Rule 14d-10 Matters
The Merger Agreement provides that prior to the Offer Acceptance Time and to the extent permitted by applicable legal requirements, the People and Compensation Committee of the Board will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Pacira or any of its affiliates and any of the officers, directors or employees of Pacira that are effective as of the date of the Merger Agreement or are entered into after the date of the Merger Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.
(b) Arrangements with Purchaser, Viatris, and their Affiliates.
Merger Agreement
On October 8, 2026, Pacira, Viatris and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 (The Transaction Agreements) and the description of the conditions to the Offer contained in Section 15 (Conditions to the Offer) of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide Pacira stockholders with information regarding its terms and is not intended to modify or supplement any rights of the parties under the Merger Agreement. The Merger Agreement and the summary of its terms contained in the Offer to Purchase filed by Purchaser with the SEC on October 30, 2026 are incorporated herein by reference and are not intended to provide any other factual information about Pacira, Viatris, Purchaser or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made to, and solely for the benefit of, each other. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by Pacira to Viatris in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of Pacira at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about Pacira in Pacira’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Pacira’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, Pacira, Viatris, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the tender offer statement on Schedule TO and related exhibits, including the Offer to Purchase, and this Schedule 14D-9, as well as in Pacira’s other public filings.
Confidentiality Agreement
Viatris and Pacira entered into a confidentiality agreement, effective as of August 10, 2026 (the “Confidentiality Agreement”), which supersedes, with respect to information disclosed on or after its effective date, a prior confidentiality agreement between Pacira and Viatris dated August 27, 2025. Under the terms of the Confidentiality Agreement, Viatris agreed that, subject to certain exceptions including the ability to make disclosures required by applicable law, any non-public information Pacira and its representatives made available to Viatris and its representatives would not be disclosed or used for any purpose other than to evaluate, negotiate and consummate a possible negotiated acquisition transaction involving Pacira, and Viatris also agreed not to disclose the fact that discussions are taking or have taken place concerning the transaction or the terms or status of the parties’ discussions. Pacira agreed not to disclose Viatris’ identity as a party considering the transaction, the fact that discussions are taking or have taken place concerning the transaction or the terms or status of the parties’ discussions. The Confidentiality Agreement has a term of three years from its effective date, except that the non-disclosure and non-use obligations with respect to any confidential information that constitutes a trade secret under applicable law will survive for so long as such confidential information remains a trade secret. Under the Confidentiality Agreement, Viatris is also subject to standstill restrictions for 12 months from the date of the Confidentiality Agreement with respect to Pacira and its securities, debt and assets, which restrictions permit Viatris to make confidential proposals regarding the transaction to the Board at any time and which automatically terminate upon Pacira’s entry into a definitive agreement for certain acquisition transactions involving 50% or more of Pacira’s outstanding voting securities or consolidated assets, net income or revenues, or upon a third party’s commencement of a tender or exchange offer for 50% or more of Pacira’s outstanding voting securities. The Confidentiality Agreement also includes a 15-month non-solicit applicable to Viatris with respect to the solicitation or hiring of certain current or former officers or employees of Pacira, subject to customary exceptions.
The summary of the material provisions of the Confidentiality Agreement contained in Section 11 (The Transaction Agreements) of the Offer to Purchase is incorporated herein by reference. The foregoing summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.
On October 7, 2026, our Board unanimously (i) determined that the Merger Agreement and the Transactions are fair to, and in the best interest of, Pacira and its stockholders, and declared it advisable for Pacira to enter into the Merger Agreement and consummate the Transactions, (ii) approved the execution, delivery and performance by Pacira of the Merger Agreement and the consummation of the Transactions, (iii) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the stockholders of Pacira tender their Shares to Purchaser pursuant to the Offer.
Accordingly, and for the reasons described below under “—Reasons for Recommendation”, our Board, on behalf of Pacira, unanimously recommends that Pacira’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
(i) Background of Offer and Merger
The Board frequently reviews, with Pacira’s senior management and the assistance of outside advisors, Pacira’s long-term strategies and strategic opportunities to increase stockholder value, including partnership and collaboration opportunities and financial alternatives in light of developments in Pacira’s business, the sectors in which it competes, the economy generally and financial markets. As part of this process, from time to time, Pacira’s senior management has engaged in business development and/or strategic discussions with participants in the pharmaceutical and biotechnology industries and private equity firms, and has also considered the feedback received from stockholders as part of Pacira’s engagement efforts.
In June 2025, following an initial outreach by representatives of Pacira’s business development team, representatives of Pacira met with representatives of Viatris at the BIO International Convention in Boston, Massachusetts regarding a potential opportunity to commercialize EXPAREL and/or ZILRETTA in markets outside the United States (the “ex-U.S. Opportunity”).
In August 2025, Pacira instructed its third-party representative to solicit interest for the ex-U.S. Opportunity from a list of potential partners, including Viatris. Following initial contact by Pacira’s third-party representative and discussion of non-confidential information regarding the ex-U.S. Opportunity, Viatris and Pacira executed Pacira’s customary mutual confidentiality agreement on August 27, 2025, which did not include a standstill provision. This confidentiality agreement was in substantially the same form as other confidentiality agreements entered into between Pacira and third parties that requested a presentation by Pacira’s senior management team and/or access to Pacira’s virtual data room, as further described above under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Confidentiality Agreement”.
On September 11, 2025, members of Pacira’s senior management team gave a presentation to representatives of Viatris regarding the ex-U.S. Opportunity. Subsequent to the presentation, Pacira provided Viatris with access to Pacira’s virtual data room, which contained information about EXPAREL, ZILRETTA and the ex-U.S. Opportunity.
Between October 2025 and March 2026, representatives of each of Pacira and Viatris met on several occasions regarding the potential to work together on a potential co-promotion of EXPAREL and Viatris’ fast-acting formulation of meloxicam in the United States, including at the J.P. Morgan Healthcare Conference in San Francisco, California, on January 12, 2026, and a videoconference on March 30, 2026, at which Viatris shared the potential of its fast-acting formulation of meloxicam and Pacira shared its commercial capabilities relevant to promoting Viatris’ fast-acting formulation of meloxicam in the United States. In addition, on March 27, 2026, Scott Smith, Viatris’ Chief Executive Officer and member of the Viatris board of directors, emailed Frank D. Lee, Pacira’s Chief Executive Officer and member of the Board, to open a direct line of communication regarding the potential of a partnership on Viatris’ fast-acting formulation of meloxicam.
On July 16, 2026, Mr. Smith contacted Mr. Lee to schedule a meeting for July 20, 2026.
On July 20, 2026, Mr. Lee and Mr. Smith met via videoconference, during which Mr. Smith informed Mr. Lee that Viatris intended to submit a proposal to acquire 100% of Pacira’s outstanding equity. Subsequent to the meeting, a representative of Viatris submitted by email to Mr. Lee a non-binding written proposal, dated July 17, 2026, to acquire 100% of Pacira’s outstanding equity for $31.00 per Share, in cash (with no financing condition), subject to the completion of due diligence, the negotiation and execution of definitive agreements and Viatris board approval (the “July 17 Viatris Proposal”). The email also included Viatris’ initial list of diligence priorities and requested various diligence calls. The July 17 Viatris Proposal was promptly forwarded to the Board.

On July 23, 2026, the Board held a meeting with members of Pacira’s senior management and representatives of Goldman Sachs & Co. LLC (“Goldman Sachs”), Pacira’s financial advisor. Representatives of Ashurst Perkins Coie (“Ashurst Perkins Coie”), Pacira’s outside legal counsel, were also present. Representatives of Ashurst Perkins Coie provided an overview of the fiduciary duties of the Board in connection with strategic transactions, confidentiality and other guidelines relating to the July 17 Viatris Proposal. Representatives of Goldman Sachs provided an overview of the July 17 Viatris Proposal, market perspectives and Viatris’ business and potential strategic rationale. The Board reviewed and discussed the terms of the July 17 Viatris Proposal, including the value to Pacira’s stockholders and preliminary strategic considerations. As a next step, the Board agreed that members of Pacira’s senior management and Goldman Sachs would report back to the Board at a near-term meeting with a draft long-term forecast and a preliminary financial analysis in order for the Board to better consider its response to Viatris, if any.
On August 3, 2026, the Board held a meeting with members of Pacira’s senior management, representatives of Goldman Sachs and representatives of Ashurst Perkins Coie. Representatives of Ashurst Perkins Coie discussed certain legal matters with the Board, including the fiduciary duties of the Board. Shawn M. Cross, Pacira’s Chief Financial Officer, reviewed with the Board draft long range financial plans covering projections for fiscal years 2026 through 2039 and on a risk-adjusted basis for fiscal years 2026 through 2050 that would ultimately form the basis for each of the FY 2026 through FY 2031 Projections and the FY 2026 through FY 2050 Projections (each as defined below), as described under “—Financial Projections and Forecasts”. Representatives of Goldman Sachs provided a summary of the July 17 Viatris Proposal, a review of Viatris’ business, financial condition, estimated capacity to complete a transaction and estimated potential synergies Viatris could realize from Pacira’s commercial business and infrastructure as well as a preliminary financial analysis of Pacira based on the above-mentioned draft long range financial plans. The representatives of Goldman Sachs also reviewed other potential parties who might be interested in acquiring Pacira. After discussion, the Board instructed Pacira management to (i) offer Viatris additional information regarding Pacira’s commercial business and infrastructure, research and development pipeline, manufacturing capabilities and intellectual property portfolio, including a management meeting, and (ii) request that Viatris increase its offer based on this additional information. Mr. Lee was specifically instructed to focus on increasing the offer price and not to discuss any post-closing executive compensation, equity, employment or retention matters. The Board also approved entry into a confidentiality agreement with Viatris containing a standstill provision and employee non-solicitation covenant.
On August 4, 2026, Mr. Lee contacted Mr. Smith to schedule a management presentation.
Between August 5, 2026 and August 8, 2026, representatives of Ashurst Perkins Coie and Cravath, Swaine & Moore LLP (“Cravath”), Viatris’ outside legal counsel, negotiated the terms of a one-way confidentiality agreement, which was subsequently effective as of August 10, 2026. The confidentiality agreement included a standstill provision that automatically terminates upon Pacira’s entry into a definitive agreement for certain acquisition transactions or a third party’s commencement of a tender or exchange offer for 50% or more of Pacira’s outstanding voting securities, as well as an employee non-solicitation covenant, as further described above under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Confidentiality Agreement”.
On August 11, 2026, members of Pacira’s senior management team, including, among others, Messrs. Lee and Cross, gave an in-person presentation in New York City to members of Viatris’ senior management team on Pacira’s commercial business and infrastructure, research and development pipeline, manufacturing capabilities and intellectual property portfolio.
On August 17, 2026, representatives of Viatris submitted to Mr. Lee a revised non-binding written proposal to acquire 100% of Pacira’s outstanding equity for $34.25 per Share, in cash (with no financing condition), subject to the completion of due diligence, the negotiation and execution of definitive agreements and Viatris board approval (the “August 17 Viatris Proposal”).
On August 19, 2026, Mr. Lee contacted Mr. Smith to discuss the August 17 Viatris Proposal, specifically to explore an increase in the per Share offer price and a potential for a contingent value right based on Pacira’s pipeline assets.
Also, on August 19, 2026, representatives of Goldman Sachs delivered to Pacira a customary relationship disclosure letter.
Later, on August 19, 2026, the Board held a meeting with members of Pacira’s senior management, representatives of Goldman Sachs and representatives of Ashurst Perkins Coie. Mr. Lee provided the Board with a summary of the meeting between Pacira’s and Viatris’ respective management teams on August 11, 2026, during which he conveyed that the increased offer received from Viatris was in response to the information presented and discussed at that meeting.

Representatives of Goldman Sachs reviewed financial terms of the August 17 Viatris Proposal and Mr. Lee also gave an update on his aforementioned call with Mr. Smith. The Board discussed Pacira’s valuation and Viatris’ ability to pay a higher price and determined that Mr. Lee should offer additional information on Pacira’s research and development pipeline and manufacturing to Viatris in an effort to induce it to improve its latest offer. The Board reviewed and considered the relationship disclosure letter delivered by Goldman Sachs and the proposed financial terms of Goldman Sachs’ engagement, and approved the engagement of Goldman Sachs as Pacira’s exclusive financial advisor in connection with the proposed transaction based on Goldman Sachs’ reputation as an internationally recognized investment banking firm that has substantial experience in transactions similar to the proposed transaction with Viatris.
Later, on August 19, 2026, Pacira entered into an engagement letter, as approved by the Board, with Goldman Sachs, pursuant to which Pacira engaged Goldman Sachs to act as its exclusive financial advisor in connection with a potential transaction, as further described below under the caption “Item 5. Person/Assets Retained, Employed, Compensated or Used”.
On August 20, 2026, Mr. Lee called Mr. Smith to coordinate a call for additional discussion on pipeline and manufacturing between the respective senior management teams, which was subsequently held on August 24, 2026.
On August 26, 2026, Viatris submitted a revised non-binding written proposal to acquire 100% of Pacira’s outstanding equity for $35.25 per Share, in cash (with no financing condition), plus one contingent value right per Share, which would represent the right to receive a contingent payment of $2.00 per Share upon the receipt of approval, on or prior to December 31, 2032, from the United States Food and Drug Administration (the “FDA”) of PCRX-201 (enekinragene inzadenovec), a novel, locally administered gene therapy for moderate to severe osteoarthritis of the knee, subject to the completion of due diligence, the negotiation and execution of definitive agreements and Viatris board approval (the “August 26 Viatris Proposal”).
On August 28, 2026, Mr. Lee called Mr. Smith to discuss the August 26 Viatris Proposal, including with respect to Viatris’ ability to increase the per Share cash offer price. During this discussion, Mr. Smith communicated that Viatris would consider potentially increasing the cash component of its offer to $36.25 per Share depending on the outcome of Viatris’ due diligence.
Also, on August 28, 2026, representatives of Viatris sent a due diligence request list to representatives of Goldman Sachs.
On August 31, 2026, the Board held a meeting with members of Pacira’s senior management, representatives of Goldman Sachs and representatives of Ashurst Perkins Coie. During the meeting, Mr. Lee provided an update on the proposed transaction, including recent due diligence meetings and price discussions, and noted that Viatris had indicated that it might be willing to increase the cash component of its per Share offer to $36.25 after satisfactory due diligence and review of the data room. Representatives of Ashurst Perkins Coie also reviewed the fiduciary duties of the Board in the context of the August 26 Viatris Proposal. Representatives of Goldman Sachs reviewed the terms of the August 26 Viatris Proposal and presented a preliminary financial analysis of Pacira based on the draft long range financial plans. Representatives of Goldman Sachs also discussed with the Board potential additional bidders that could be interested in acquiring Pacira, taking into account factors such as strategic interest and priorities, capacity to complete a transaction and prior work or interest with Pacira, as well as considerations regarding timing and nature of a sales process. After discussion, the Board instructed Goldman Sachs to contact the five potential strategic bidders identified as most likely to be interested. The Board also instructed its advisors to open the virtual data room to Viatris and to commence negotiation of the required legal documents with Viatris.
Later, on August 31, 2026, Viatris and its advisors were granted access to Pacira’s virtual data room. From August 31, 2026 until the execution of the Merger Agreement on October 8, 2026, Viatris and its advisors conducted due diligence investigations, which included multiple diligence meetings with members of Pacira’s senior management to discuss legal, intellectual property, finance, manufacturing, commercial and research and development matters, among other topics.
Between August 31, 2026 and September 10, 2026, consistent with the discussions with the Board, representatives of Goldman Sachs contacted five potential strategic bidders to assess their interest in exploring a transaction with Pacira. Of these parties, four determined not to proceed in the process due to lack of strategic fit or focus and/or insufficient financial capacity for a deal of this size, and Party A, a potential strategic buyer in the pain management space, expressed interest and began negotiations of a confidentiality agreement with Pacira.

On September 1, 2026, representatives of Ashurst Perkins Coie uploaded a draft Merger Agreement to the virtual data room.
On September 2, 2026, representatives of Ashurst Perkins Coie emailed representatives of Cravath the draft Merger Agreement and representatives of Cravath emailed representatives of Ashurst Perkins Coie a draft clean team agreement to protect information relating to due diligence matters involving Pacira’s commercial team. The clean team agreement was subsequently negotiated and then executed on September 4, 2026.
On September 10, 2026, the Board held a meeting with members of Pacira’s senior management, representatives of Goldman Sachs and representatives of Ashurst Perkins Coie. Members of Pacira’s senior management reviewed the FY 2026 through FY 2031 Projections with the Board (which were consistent in all material respects with the draft reviewed by the Board on August 3, 2026), including key assumptions, strategy, value inflection points and growth assumptions, and discussion, questions and answers followed on risks and opportunities and comparison of the FY 2026 through FY 2031 Projections to Pacira’s peers. The Board approved and authorized the FY 2026 through FY 2031 Projections for use in connection with the Transactions, including sharing with Viatris, as described under “—Financial Projections and Forecasts”. Representatives of Goldman Sachs also updated the Board on the status of Viatris’ evaluation and due diligence process as well as Goldman Sachs’ outreach to other potential bidders, noting that four of the potential bidders had declined to proceed due to insufficient capacity to complete a strategic transaction and/or lack of strategic fit, while Party A expressed interest in conducting due diligence and discussing a potential strategic transaction with Pacira. The Board discussed the market check process, including the reasons given by those potential bidders that declined to participate and the viability of Party A’s interest.
On September 11, 2026, representatives of Cravath emailed representatives of Ashurst Perkins Coie a draft contingent value right agreement and representatives of Ashurst Perkins Coie emailed representatives of Cravath a draft of Pacira’s confidential disclosure schedules.
On September 14, 2026, representatives of Cravath emailed representatives of Ashurst Perkins Coie comments on the draft Merger Agreement and representatives of Ashurst Perkins Coie emailed representatives of Cravath supplemental additions to the draft of Pacira’s confidential disclosure schedules. That same day, representatives of Viatris were granted access to the clean team data room.
Also, on September 14, 2026, Party A emailed comments on the draft confidentiality agreement to representatives of Goldman Sachs, in which Party A proposed, among other things, removing the standstill provision.
On September 17, 2026, the Board held a meeting with members of Pacira’s senior management, representatives of Goldman Sachs and representatives of Ashurst Perkins Coie. Representatives of Goldman Sachs updated the Board on the status of discussions and negotiations with Viatris and Party A. Members of Pacira’s senior management then reviewed and discussed, as applicable, each of the FY 2026 through FY 2031 Projections, which were previously authorized by the Board, and the FY 2026 through FY 2050 Projections with the Board (which were consistent in all material respects with the draft reviewed by the Board on August 3, 2026), including noting key assumptions, explaining how the forecast was built and highlighting differences between the FY 2026 through FY 2031 Projections and the FY 2026 through FY 2050 Projections, as described under “—Financial Projections and Forecasts”. The Board then authorized the FY 2026 through FY 2050 Projections, as presented, for use in connection with the Transactions, including by Goldman Sachs in connection with its financial analysis and opinion, as described under “—Opinion of Goldman Sachs & Co. LLC” and “—Financial Projections and Forecasts”. Representatives of Goldman Sachs also reviewed and discussed with the Board a preliminary financial analysis of Pacira based on the FY 2026 through FY 2050 Projections. Mr. Lee also updated the Board on various workstreams relating to Viatris’ interest. The Board discussed, among other things, the proposed transaction, next steps and balancing standalone business and business development strategic priorities while evaluating the proposed transaction. Representatives of Ashurst Perkins Coie also reviewed the fiduciary duties of the Board in the context of the potential transaction and updated the Board on the status of various legal matters relating to the potential transaction, including negotiations surrounding the draft Merger Agreement. The Board also discussed these matters in executive session without members of management present.
On September 17, 2026, Party A and Pacira executed a one-way confidentiality agreement that included a one-year employee non-solicitation covenant and did not include a standstill provision.
On September 18, 2026, representatives of Pacira’s senior management, including Mr. Lee, met via videoconference with representatives of Party A to discuss Pacira’s business.

On September 20, 2026, representatives of Ashurst Perkins Coie emailed representatives of Cravath comments on the draft Merger Agreement. From September 20, 2026 until the execution of the Merger Agreement on October 8, 2026, representatives of Ashurst Perkins Coie and Pacira’s senior management, based on direction from the Board, continued to negotiate the terms of the draft Merger Agreement with representatives of Cravath and Viatris’ management. Such negotiations included a potential contingent value right per Share as well as the milestones and required efforts related thereto, treatment of unvested stock options and employee cash and equity incentive compensation, Pacira’s confidential disclosure schedules, provisions relating to unsolicited acquisition proposals, the amount of the potential termination fee and antitrust matters.
On September 21, 2026, a representative of Goldman Sachs reached out to a representative of Party A for feedback from the September 18, 2026 videoconference meeting between Pacira and Party A.
On September 23, 2026, Mr. Smith and Mr. Lee met to discuss the potential transaction and the status of Viatris’ due diligence.
On September 24, 2026, a representative of Party A spoke with a representative of Goldman Sachs and communicated that Party A determined not to proceed in the process due to, among other things, concerns over Pacira’s litigation and patent strategy for EXPAREL.
On September 30, 2026, representatives of Morgan Stanley & Co. LLC, Viatris’ financial advisor, informed representatives of Goldman Sachs that, based on perceived risk relating to a third-party manufacturing site for EXPAREL and ZILRETTA, Viatris was not prepared to increase its cash offer to $36.25 per Share and was instead prepared to propose $35.75 per Share, plus a contingent value right of $2.00 per Share on the terms previously proposed. Members of the Board were orally informed of this development, and in the following days, Pacira provided Viatris with additional information relating to its manufacturing.
On October 1, 2026, representatives of Ashurst Perkins Coie emailed representatives of Cravath comments on the draft contingent value right agreement.
On October 4, 2026, Messrs. Lee and Smith met in person in Los Angeles, California. After discussion, Mr. Smith communicated that Viatris was willing to increase its cash offer per Share to $36.25 if the potential contingent value right per Share was eliminated.
On October 5, 2026, the Board held a meeting with members of Pacira’s senior management, representatives of Goldman Sachs and representatives of Ashurst Perkins Coie. Mr. Lee and representatives of Goldman Sachs updated the Board on the negotiations and discussions with Viatris, including with respect to the contingent value right. Representatives of Ashurst Perkins Coie reviewed with the Board its fiduciary duties in this context and explained the status of key provisions of the draft Merger Agreement. The Board considered the contingent value right compared to additional upfront cash per Share and instructed Mr. Lee to inform Viatris that it would need to raise its cash offer per Share to $36.50 in order for the Board to move forward with the proposed transaction without the previously contemplated contingent value right.
Later, on October 5, 2026, Mr. Lee, based on direction from the Board, instructed representatives of Goldman Sachs to communicate the counteroffer of $36.50 in cash per Share to Morgan Stanley. Subsequently, Morgan Stanley notified representatives of Goldman Sachs that Viatris would increase its offer per Share to $36.50, all payable in cash at closing with no contingent value right.
On October 7, 2026, representatives of Goldman Sachs delivered to Pacira an updated customary relationship disclosure letter.
Later, on October 7, 2026, the Board held a meeting with members of Pacira’s senior management, representatives of Goldman Sachs and representatives of Ashurst Perkins Coie. Representatives of Goldman Sachs updated the Board on the final negotiations and discussions with Viatris regarding the proposed definitive transaction documentation. Representatives of Ashurst Perkins Coie discussed certain legal matters with the Board, including the fiduciary duties of the Board and the material provisions of the Merger Agreement. Representatives of Goldman Sachs reviewed with the Board the financial analysis of Goldman Sachs summarized below under “—Opinion of Goldman Sachs & Co. LLC” and rendered to the Board the oral opinion of Goldman Sachs, subsequently confirmed in Goldman Sachs’ written opinion dated October 8, 2026, to the effect that, as of the date of Goldman Sachs’ written opinion, and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the $36.50 in cash per Share to be paid to the holders (other than Viatris and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. For a detailed discussion of Goldman Sachs’ opinion, please see below in “—Opinion of Goldman Sachs & Co. LLC” and Annex I of this Schedule 14D-9. After carefully considering the proposed terms of the Transactions with Viatris, and taking into consideration the matters discussed during that meeting and prior meetings of the Board, as further described under the caption “— Reasons for Recommendation”, the Board unanimously (a) determined that the Merger Agreement and the Transactions are fair to, and in the best interest of, Pacira and its stockholders, and declared it advisable that Pacira enter into the Merger Agreement and consummate the Transactions, (b) approved the execution, delivery and performance by Pacira of the Merger Agreement and the consummation of the Transactions, (c) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (d) resolved to recommend that the stockholders of Pacira tender their Shares to Purchaser pursuant to the Offer.
On October 8, 2026, Pacira, Viatris and Purchaser executed the Merger Agreement. Later that day, Pacira and Viatris issued a joint press release announcing the transaction.
(ii) Reasons for Recommendation
The Board carefully considered the Offer, the Merger and the Transactions, consulted with management and outside legal and financial advisors at various times, and took into account the reasons enumerated below. The Board has unanimously determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, Pacira and its stockholders, and recommends, on behalf of Pacira, that Pacira’s stockholders tender their Shares pursuant to the Offer, for the following reasons:
•
Financial Terms of the Offer and Certainty of Value. The Board considered the aggregate potential value and form of the consideration to be received in the Offer and the Merger by Pacira’s stockholders, and considered among other things:

○
the current and historical market prices of the Shares, including the market performance of the Shares relative to general market indices, and the fact that the Offer Price to be received upon consummation of the Offer and the Merger represents (i) a premium of approximately 45% over the closing price of $25.20 per Share on October 7, 2026, the last full trading day before the public announcement of the execution of the Merger Agreement, and (ii) a premium of approximately 44% over the volume-weighted average price of the Shares during the preceding 30-day trading period ending on October 7, 2026, the last full trading day before the public announcement of the execution of the Merger Agreement;

○	the current and historical market prices of the Shares, including the market performance and volatility of the Shares relative to industry and general market indices;
○	the final Offer Price of $36.50 per Share, which was an increase of $5.50 per Share from Viatris’ initial proposal of $31.00 per Share;
○
the Board’s belief that (i) as a result of an active negotiation process, Pacira had obtained the best offer that Viatris was willing to make, (ii) there was substantial risk of losing Viatris’ offer if Pacira continued to pursue a higher price, either from Viatris or a third party, the achievement of which was highly uncertain, and (iii) based on the conversations and negotiations with Viatris and the other parties involved in the sales process, as more fully described in the section captioned “Item 4. The Solicitation or Recommendation—Background of Offer and Merger”, as of October 7, 2026, the Offer Price represented Viatris’ best and final offer and the highest price reasonably obtainable by Pacira;

○
that, (i) as directed by the Board, Goldman Sachs contacted five other potential counterparties, excluding Viatris, who the Board believed to be the most likely parties to pursue a potential transaction with Pacira in an effort to obtain the best value reasonably available to Pacira’s stockholders, to solicit their interest in pursuing an acquisition of Pacira and, of those five parties, one entered into a confidentiality agreement and began discussions and due diligence; (ii) only Viatris made a proposal to acquire or enter into a strategic transaction with Pacira; and (iii) in the view of the Board, after discussions with Pacira’s management and its financial and legal advisors, any potential counterparty who would be reasonably likely to have the interest and resources to pursue a transaction with Pacira on terms as favorable as those offered by Viatris was contacted by Goldman Sachs at the instruction of the Board;

○
the fact that the Offer Price to be paid in the Offer and the Merger is in cash, which allows Pacira’s stockholders to realize immediate and certain value in respect of their Shares, especially when viewed against the risks and uncertainties associated with Pacira’s standalone strategy and the potential impact of such risks and uncertainties on the trading price of the Shares;

○
that the actual operating and financial performance and prospects for Pacira could differ materially from the prospective information prepared by Pacira’s senior management team, which reflect various assumptions, as further described in “—Financial Projections and Forecasts”; and

○
the oral opinion of Goldman Sachs, subsequently confirmed in Goldman Sachs’ written opinion dated October 8, 2026, to the effect that, as of the date of Goldman Sachs’ written opinion, and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the $36.50 in cash per Share to be paid to the holders (other than Viatris and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. For a detailed discussion of Goldman Sachs’ opinion, please see below in “—Opinion of Goldman Sachs & Co. LLC,” and Annex I of this Schedule 14D-9.

•	Likelihood and Speed of Consummation of the Offer and Merger. The Board considered the likelihood that the Transactions will be consummated in a timely manner, including:
○	the financial strength and resources of Viatris and its ability to fund the Offer Price primarily from cash on hand with the remainder from short-term borrowings;
○	the absence of any financing condition in the Merger Agreement;
○	the business reputation and capabilities of Viatris, including its track record of successfully consummating merger and acquisition transactions;
○	the likelihood of obtaining required regulatory approvals of the Transactions;
○
the limited nature of the conditions to Viatris’ and Purchaser’s obligations to consummate the Offer and the Merger, including the definition of “Material Adverse Effect”, which excludes, among other things, any failure by Pacira to meet internal or analysts’ expectations, projections, forecasts, guidance or estimates (although the underlying causes of any such failure may be taken into account), provides a high degree of likelihood that the Offer and the Merger will be consummated, as described in more detail in Section 11 (The Transaction Agreements) and Section 15 (Conditions to the Offer) of the Offer to Purchase;

○
the fact that the completion of the Offer is conditioned on meeting the Minimum Condition (as defined below under “Item 8. Additional Information—Stockholder Approval Not Required”), which condition cannot be changed, modified or waived without the prior written consent of Pacira; and

○
the structure of the transaction as a tender offer, which is only required to be open for a minimum of 10 business days, with an all-cash payment for all outstanding Shares, with the expected result that a relatively short period would elapse before Pacira’s stockholders receive the Offer Price, reducing the period of uncertainty during the pendency of the Transactions for stockholders, employees and customers, followed by the Merger under Section 251(h) of the DGCL, which would not require a meeting of stockholders or stockholder approval, and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer.

•	Opportunity to Receive Unsolicited Alternative Proposals and Terminate the Merger Agreement in Order to Accept a Superior Offer. The Board considered the following:
○
Pacira’s right, subject to certain conditions set forth in the Merger Agreement, to respond to and negotiate unsolicited acquisition proposals that are made prior to the time that the Offer is consummated;

○
the provision in the Merger Agreement allowing Pacira to terminate the Merger Agreement in order to accept and enter into a definitive agreement with respect to an unsolicited Superior Offer (as defined in the Merger Agreement), subject to payment of a termination fee of $62.0 million (the “Termination Fee”), which amount the Board believed to be reasonable under the circumstances, taking into account the range of such termination fees in similar transactions, Pacira’s discussions with and receipt of proposals from other potential purchasers prior to entering into the Merger Agreement and the unlikelihood that a fee of such size would be a meaningful deterrent to alternative acquisition proposals;
○	the belief of the Board that the terms of the Merger Agreement would not preclude third parties from making an unsolicited Superior Offer;
○
the provision in the Merger Agreement requiring Purchaser (and Viatris to cause Purchaser) to, under certain circumstances, extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date; and

○
the ability of the Board under the Merger Agreement to withdraw or modify its recommendation that Pacira’s stockholders tender their Shares to Purchaser pursuant to the Offer in certain circumstances set forth in the Merger Agreement, including in connection with a Superior Offer or a material event or development constituting a change in circumstances, subject to certain conditions, in which case Viatris may terminate the Merger Agreement and Pacira would be required to pay the Termination Fee.

•
Risks Relating to Remaining a Standalone Company. The Board considered Pacira’s prospects and risks if Pacira were to remain an independent company. The Board considered Pacira’s current business and financial plans, including the risks and uncertainties associated with achieving and executing on Pacira’s business and financial plans in the short- and long-term, as well as the general risks of market conditions that could reduce the price of the Shares. Among the potential risks and uncertainties identified by the Board were:

○
the belief that Pacira’s strategic alternatives, including continuing as a standalone company, were not reasonably likely to create greater value for Pacira’s stockholders than the Merger, taking into account, among other variables, (i) execution risks with respect to Pacira’s business plan, including the achievement of its 5x30 strategy, (ii) risks relating to Pacira’s previously disclosed ongoing and previously settled patent litigation relating to EXPAREL, as described in more detail below, (iii) business, competitive, industry and market risks, particularly those in the pharmaceutical or biotechnology industries more generally, (iv) risks resulting from challenges to Pacira’s ability at present to meaningfully participate as an active acquirer of additional companies, products or technologies, as compared to competitors with better access to capital, which could limit the ability to grow by acquisition, (v) risks involved with future employee retention, (vi) risks around whether the public market will appropriately value Pacira’s pipeline programs, (vii) Pacira’s dependence on EXPAREL, (viii) risks associated with manufacturing challenges, and (ix) the risks associated with product development, regulatory approval and commercialization described below under “— Product Development and Commercialization Risks”;

○
risks and uncertainties associated with litigation, including, but not limited to, Pacira’s previously disclosed ongoing patent litigation relating to EXPAREL and previously settled patent litigation relating to EXPAREL, pursuant to which Pacira agreed to provide a license to its patents required to manufacture and sell certain volume-limited amounts of a generic bupivacaine liposome injectable suspension in the U.S. beginning on a confidential date that is sometime in early 2030, which volume-limited percentages begin at a high single-digit percentage of the total volumes distributed in the U.S. market and increase gradually in each 12-month period following the volume-limited entry date until reaching a percentage in the low thirties in 2033 and increasing modestly in each of the next two 12-month periods before reaching a maximum percentage in the high thirties of the total volumes distributed in the U.S. for the final three years of the agreement, as well as the fact that Pacira agreed to provide the parties to such litigation with a license to Pacira’s patents required to manufacture and sell an unlimited quantity of a generic bupivacaine liposome injectable suspension in the U.S. beginning on a confidential date in 2039;

○
risks and uncertainties associated with Pacira’s ability to execute on life cycle management activities for its products such as those intended to improve the product labeling, including any studies to expand indications;

○	risks and uncertainties associated with increasing cost pressures in the healthcare system;

○
risks relating to Pacira’s ability to obtain and/or maintain patent coverage for its products and future product candidates, including risks related to additional patent infringement lawsuits, re-examinations and the risk of generic products competing with any products marketed by Pacira;

○
risks associated with obtaining revenue from jurisdictions outside the United States, including reliance on partners, different commercial contexts, and the requirements to obtain and maintain regulatory approvals;

○
challenges faced by the pharmaceutical or biotechnology industries, which could impact material growth in Pacira’s business, including current and potential future competition, macroeconomic trends and the fact that these industries are subject to complex regulatory and political regimes and an evolving pricing environment, particularly with respect to generating revenue and profitability in light of the increasing scrutiny of pharmaceutical pricing and proposals to address the perceived high cost of pharmaceuticals;

○
that Pacira has been the subject of multiple stockholder activist campaigns relating to, among other things, the election of directors, which have been time consuming, caused Pacira to incur substantial costs and diverted the attention of management and the Board from executing on Pacira’s business plan, and that there may be perceived uncertainties as to Pacira’s future direction, strategy and leadership created as a consequence of these activist stockholder campaigns, which may result in the loss of business opportunities, harm Pacira’s ability to attract new employees and materially increase the risk that Pacira cannot execute its long-term business plan;

○
the various additional risks and uncertainties that are set forth in Part I, Item 1A. of Pacira’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 26, 2026, as updated by its subsequent filings with the SEC; and

○
risks and uncertainties associated with direct and indirect effects of global economic conditions, as well as the dynamic and rapidly changing international relations and trade environment, and the potential impact of such risks and uncertainties on a standalone strategy and the trading price of the Shares, including:

•
risks and uncertainties associated with prolonged periods of inflation, the imposition of tariffs or increases in the prices of commodities, such as fuel, which could, among other things, result in higher costs for raw materials, equipment and other goods and services; cause patients to defer or cancel medical procedures, thereby adversely impacting Pacira’s revenues; and negatively impact Pacira’s suppliers, which could result in negative impacts on gross margins, longer lead-times or the inability to procure a sufficient supply of materials; and

•
the impact of tariffs imposed by the U.S. and/or other countries that are currently in effect, or may take effect in the future, which could increase Pacira’s manufacturing and operating expenses in future periods, including the cost to deliver Pacira’s products to commercial markets, the cost to source raw materials for the manufacturing of Pacira’s products and the cost of materials used in Pacira’s research and development activities.

•
Product Development and Commercialization Risks. The Board considered Pacira’s prospects for substantially increasing stockholder value as a standalone company in excess of the Offer Price, given the risks and uncertainties in Pacira’s business, including:

○
the fact that Pacira currently commercializes only two products, and the fact that the other drug candidates in its pipeline may never successfully complete clinical development and be approved for marketing by the FDA or by any similar regulatory body, and the risks and costs inherent in the research, development, regulatory review and potential future commercialization of these drug candidates;

○	the risks and costs to Pacira of continuing to expand its sales, marketing and distribution infrastructure;
○	risk in the ability to make or collect milestones, royalty or other payments to be paid or received by Pacira, under any license or collaboration agreements;
○	Pacira’s reliance on third parties to conduct clinical trials and the risks and costs of hiring additional personnel as Pacira’s pre-commercial and clinical activities continue to increase; and

○	risks and potential delays relating to the manufacturing and supply of Pacira’s products and product candidates, including Pacira’s reliance on third-party suppliers.
The Board also considered a variety of risks and other potentially negative factors in determining whether to approve the Merger Agreement and the Transactions, including the following:
•
the fact that the pendency of the Offer and the Merger may cause Pacira to experience disruptions to its business operations and future prospects, including its relationships with its employees, vendors and partners and others that do business or may do business in the future with Pacira and the effect of such disruptions on Pacira’s operating results in the event that the Transactions are not consummated in a timely manner or at all;

•
the fact that the Offer Price, while providing relative certainty of value, would not allow Pacira’s stockholders to participate in the possible growth and potential future earnings of Pacira following the completion of the Transactions;

•	the potential risk of diverting management attention and resources from the operation of Pacira’s business and towards completion of the Offer and the Merger;
•
the interests of Pacira’s executive officers and directors and the fact that Pacira’s executive officers and directors may be deemed to have interests in the Transactions, including the Offer and the Merger, which may be different from, or in addition to, those of Pacira’s stockholders, generally, as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Pacira and its Executive Officers, Directors and Affiliates” above;

•	the costs involved in connection with entering into and completing the Transactions and related actions;
•
the risk that the Offer and other Transactions are not consummated in a timely manner or at all, and the effect of a resulting public announcement of the termination of the Merger Agreement (other than in connection with a Superior Offer) on:

○
the trading price of the Shares, which could be adversely affected by many factors, including (i) the reason the Merger Agreement was terminated and whether such termination results from factors adversely affecting Pacira, (ii) the possibility that the marketplace would consider Pacira to be an unattractive acquisition candidate in the future and (iii) the possible sale of Shares by investors following the announcement of a termination of the Merger Agreement;

○	Pacira’s ability to attract and retain key personnel and other employees;
○
Pacira’s relationships with its employees, vendors and partners and others that do business or may do business in the future with Pacira, including management and certain other employees who will have expended considerable time and effort to consummate the Transactions; and

○	Pacira’s operating results, particularly in light of the significant transaction and opportunity costs expended attempting to consummate the Transactions;
○
the effect of the non-solicitation provisions of the Merger Agreement that restrict Pacira’s ability to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding a proposal to acquire Pacira, and the fact that, upon termination of the Merger Agreement under certain specified circumstances, Pacira will be required to pay the Termination Fee, which could discourage certain alternative proposals for an acquisition of Pacira within 12 months of the date of termination of the Merger Agreement or adversely affect the price that might be proposed by a third party;

○	the unlikely possibility that Viatris will be unable to pay the Offer Price;
○	that the contractual and legal remedies available to Pacira if Viatris were to seek to terminate the Merger Agreement may be insufficient from a variety of perspectives, costly to pursue, or both;
○	the risk of litigation arising in respect of the Merger Agreement and the Transactions;
○
the fact that the gain realized by Pacira’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes and may also be taxable under applicable state, local and non-U.S. tax purposes;

○
that the completion of the Transactions would require compliance with the antitrust premerger notification and review requirements in the United States, which process could subject the completion of the Offer and the Merger to unforeseen delays and risks;

○
the effect of the restrictions in the Merger Agreement on the conduct of Pacira’s business prior to the consummation of the Merger, which may delay or prevent Pacira from undertaking business opportunities that may arise prior to the consummation of the Merger or any other action Pacira would otherwise take with respect to the operations of Pacira absent the pending Merger; and

○	other risks of the type and nature as further described in the section captioned “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements” below.
In light of these various factors and having weighed the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger with the potential benefits of the Transactions, the Board unanimously (i) determined that the Merger Agreement and the Transactions are fair to, and in the best interest of, Pacira and its stockholders, and declared it advisable for Pacira to enter into the Merger Agreement and consummate the Transactions, (ii) approved the execution, delivery and performance by Pacira of the Merger Agreement and the consummation of the Transactions, (iii) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the stockholders of Pacira tender their Shares to Purchaser pursuant to the Offer.
The foregoing discussion of the Board’s reasons for its recommendation that Pacira’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer addresses the material information and reasons considered by the Board in connection with its recommendation. In view of the wide variety of factors considered by the Board in connection with its evaluation of the Offer and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, the members of the Board made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Board considered the interests of Pacira’s executive officers and directors as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.
(iii) Financial Projections and Forecasts
Pacira does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance or results of operations due to, among other things, the inherent unpredictability, uncertainty and subjectivity of the underlying assumptions and projections.
However, in connection with the review of potential strategic alternatives, including Pacira’s evaluation of the Merger, Pacira’s senior management, at the direction of the Board, prepared certain unaudited, long-range financial projections for fiscal years 2026 through 2031 (the “FY 2026 through FY 2031 Projections”) and fiscal years 2026 through 2050 on a risk-adjusted basis (the “FY 2026 through FY 2050 Projections” and, together with the FY 2026 through FY 2031 Projections, the “Projections”).
Pacira’s senior management provided the FY 2026 through FY 2050 Projections to the Board and Goldman Sachs and, consistent with the view of Pacira’s senior management that the FY 2026 through FY 2050 Projections then reflected the best currently available estimates and good faith judgments of senior management as to the future financial performance of Pacira on a risk-adjusted basis, the Board directed Goldman Sachs to use the FY 2026 through FY 2050 Projections in connection with the rendering of its fairness opinion to the Board and performing its related financial analyses. The FY 2026 through FY 2031 Projections were provided to Viatris and Purchaser in connection with their evaluation of the Transactions, but the FY 2026 through FY 2050 Projections were not provided to Viatris or any other potential bidder.
The Projections were not prepared with a view toward public disclosure or toward complying with U.S. generally accepted accounting principles (“GAAP”), nor were they prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. KPMG LLP, Pacira’s independent registered public accounting firm, has not examined, reviewed, compiled or otherwise applied procedures to the Projections and, accordingly, assumes no responsibility for, and expresses no opinion on, them. The Projections included in this Schedule 14D-9 have been prepared by, and are the responsibility of, Pacira’s senior management. The non-GAAP financial measures used in the Projections were provided to the Board in connection with its consideration of the Offer, the Merger and the Offer Price and the FY 2026 through FY 2050 Projections were provided to, and approved by the Board for use by, Goldman Sachs in connection with its financial analysis and opinion, as described under “—Opinion of Goldman Sachs & Co. LLC.” While Pacira believes that such non-GAAP financial measures provide useful supplemental information in analyzing Pacira’s financial results, there are limitations associated with the use of such financial measures. Such non-GAAP financial measures may not be directly comparable to similarly titled measures used by other companies, including Viatris, and should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the Transactions if the disclosure is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to GAAP financial measures were not provided to or relied upon by the Board or Goldman Sachs in connection with its evaluation of the Transactions or in connection with Goldman Sachs’ financial analysis and opinion, as described under “—Opinion of Goldman Sachs & Co. LLC.” Accordingly, Pacira has not provided a reconciliation of the non-GAAP financial measures included in the Projections to the most directly comparable GAAP financial measures. The Projections may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Transactions.
In preparing the FY 2026 through FY 2031 Projections, senior management assumed, among other things, that: (1) for EXPAREL: (a) market penetration would increase from 8.2% in 2026 to 9.8% in 2031; (b) price would increase by 5% annually through 2031; (c) gross-to-net percentage would decrease from 73% in 2026 to 67% in 2031; (d) U.S. gross margin would increase from 78.3% in 2026 to 81.0% in 2031 and international gross margin would be 13% in 2031; and (e) research and development expenses for the period would be $16 million; (2) for ZILRETTA: (a) osteoarthritis (“OA”) knee market penetration would increase from 2.8% in 2026 to 3.4% in 2031; (b) price would increase by 4% annually through 2030; (c) gross-to-net percentage would decrease from 72% in 2026 to 66% in 2031; (d) gross margin would decrease from 83.2% in 2026 to 77.7% in 2031; and (e) research and development expenses for the period would be $8 million; (3) for PCRX-1001 (canine OA), which would have a targeted launch date in 2030: (a) gross margin would be 95% in 2031; and (b) research and development expenses for the period would be $37 million; (4) for PCRX-2002 (a complementary, long-acting formulation of the non-opioid analgesic ropivacaine for postsurgical pain control), which would launch in 2031: (a) gross margin would be 54% in 2031; and (b) research and development expenses for the period would be $129 million; (5) total research and development expenses would increase from 14% of revenue in 2026 to 20% of revenue in 2030 and decrease to 18% of revenue in 2031; (6) research and development expenses for the period for PCRX-201 (enekinragene inzadenovec, a novel, locally administered gene therapy for the treatment of OA of the knee), which would have a targeted launch date in 2032, would be $148 million; (7) Pacira would spend $175 million over the period on currently unidentified research and development expenses in connection with potential programs that Pacira would acquire through business development or other strategic activities as part of its 5x30 strategy; and (8) selling, general and administrative expenses would increase at a 5% compound annual growth rate over the period.
In preparing the FY 2026 through FY 2050 Projections, senior management assumed, among other things, that: (1) for EXPAREL: (a) with respect to revenue: (i) in the U.S., there would be two volume-limited entrants with entry dates in 2030 and 2034 and revenue would decline starting in 2030, be (22)% in 2034, (86)% in 2039 as a result of unlimited generic entry after the expiration of volume-limited settlements and (5)% annually from 2040 through 2050; and (ii) international revenue would continue until 2037 with no revenue in 2038 through 2050 due to expiring distribution agreements; and (b) with respect to gross margin: (i) U.S. gross margin would decline from 80% in 2026 to 68% by 2039 and then be held constant through 2050; and (ii) international gross margin would decline from 23% in 2027 to 3% in 2037 when international revenues are expected to end; (2) for ZILRETTA: (a) revenues are inclusive of OA knee and OA shoulder and loss of exclusivity in the second half of 2031, which would lead to a 28% decline in 2032, moderating to a 4% decline by 2036, and would then decline by 5% annually through 2050; and (b) gross margin would decrease from 83% in 2026 to 58% by 2039 and then be held constant through 2050; (3) for other / royalties: (a) revenue would grow by 3.5% annually from 2029 through 2050; and (b) gross margin would decrease from 14% in 2026 to 0.4% in 2036 and then be held constant through 2050; (4) for PCRX-201, which would have a targeted launch date in 2032: (a) pricing would grow by 2% annually until loss of exclusivity in 2044 and decline by 5% annually from 2045 through 2050; and (b) gross margin would be 90% before declining due to loss of exclusivity in 2044; (5) for PCRX-2002, which would have a targeted launch date in 2031: (a) pricing would grow by 5% annually until loss of exclusivity in 2043, decline by 69% from 2042 to 2043, decline by 48% from 2043 to 2044, decline by 30% from 2044 to 2045, decline by

6% from 2045 to 2046, decline by 7% from 2046 to 2047, decline by 8% from 2047 to 2048 and decline by 10% annually in 2049 and 2050; and (b) gross margin would be 73% before declining due to loss of exclusivity in 2043; (6) for PCRX-1001, which would have a targeted launch date in 2030: (a) pricing would grow by 2% annually until loss of exclusivity in 2044 and then decline by 5% annually until 2050; and (b) gross margin would be 94% before declining due to loss of exclusivity in 2044; (7) for research and development: (a) the probability of success for approval of ZILRETTA shoulder, PCRX-201, PCRX-2002 and PCRX-1001 would be 53%, 20%, 10% and 13%, respectively; and (b) research and development expenses would decrease to 12% of revenue in 2032 and be held at 10% of revenue from 2034 through 2050; (8) sales and marketing would decrease from 28% of total revenue less other / royalty revenue in 2026 to 23% by 2036 due to reductions in the EXPAREL field force upon generic entry and to 15% by 2050; (9) general and administrative expenses, inclusive of stock-based compensation, would decrease from 21% of total revenue less other / royalty revenue in 2026 to 10% by 2040; and (10) a blended corporate tax rate of 25% and $419 million of federal net operating losses and $32 million of research and development tax credits.
The FY 2026 through FY 2050 Projections reflect a risk-adjusted outlook and the foregoing summary of the Projections does not purport to be a comprehensive overview of all metrics and assumptions included or reflected in the Projections.
The Projections reflect judgments, estimates and assumptions made by Pacira’s senior management with respect to, among other things, industry performance, general business, economic, competitive, regulatory, other market and financial conditions and other future events, as well as matters specific to Pacira’s business, all of which are difficult to predict and many of which are beyond Pacira’s control. As such, the Projections constitute forward-looking statements and are subject to risks and uncertainties that could cause actual results to differ materially from the results projected, including the factors described under “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements” below. However, the inclusion of such information in this Schedule 14D-9 should not be regarded as an indication that any party considered, or now considers, the Projections to be a reliable prediction of future results. The Projections are subjective in many respects and are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. In particular, the Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. As a result, Pacira cannot assure you that the estimates and assumptions made in preparing the Projections will prove accurate, that the projected results will be realized or that actual results will not be significantly higher or lower than projected results. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on Pacira’s business and its results of operations. The Projections also reflect assumptions as to business decisions that are subject to change. Modeling and forecasting the future in the pharmaceutical and biotechnology industries is, in particular, a highly speculative endeavor. Important factors that may affect actual results or that may result in the Projections not being achieved include: (1) the effectiveness of Pacira’s commercial execution for its products; (2) third party reimbursement; (3) pricing and the impact of potential competitive products; (4) the success of clinical trials (including the funding therefor, anticipated patient enrollment, clinical outcomes, timing or associated costs); (5) the effect of regulatory actions; (6) Pacira’s ability to enter into partnerships and the terms of any such partnership transactions; (7) manufacturing and supply availability; (8) patent life and enforceability, generic entrants and other rights or exclusivity; (9) the effect of global economic conditions and increases in regulatory oversight; (10) changes in the confidence of prescribers and patients in the safety risk versus therapeutic reward offered by Pacira’s products; (11) the availability and use of net operating losses, including any limitations under Section 382 of the Internal Revenue Code of 1986, as amended, and research and development tax credits; and (12) other risk factors described in Pacira’s periodic filings with the SEC, including Pacira’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 26, 2026, as updated by its subsequent filings with the SEC.
The Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Pacira in its public filings with the SEC. Some or all of the assumptions that have been made regarding, among other things, the occurrence or the timing of certain events or impacts may have changed since the date the Projections were prepared. The Projections were developed by Pacira’s senior management on a standalone basis and do not give effect to the Merger and the Transactions or any changes to operations or strategy that may be implemented after the consummation of the Merger, including any costs incurred in connection with the Transactions. Furthermore, the Projections do not take into account the effect of any failure of the Transactions to be completed and should not be viewed as accurate or continuing in that context. The Projections are subjective in many respects and are thus subject to interpretation. The Projections may differ from publicly available analyst estimates.

The Projections further reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.
The Projections do not, and were not intended to, act as public guidance regarding our financial performance. The inclusion of the Projections should not be regarded as an indication that Pacira or anyone who received the Projections then considered, or now considers, the Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. Pacira’s senior management views the Projections as being subject to inherent risks and uncertainties associated with such long-range projections. No one has made or makes any representation to any stockholder regarding the information included in the Projections set forth below. Pacira has made no representation to Viatris or Purchaser in the Merger Agreement concerning the Projections.
The summary of the Projections set forth below is included in this Schedule 14D-9 solely because it was made available to the Board, Goldman Sachs and, solely with respect to the FY 2026 through FY 2031 Projections, Viatris, as described above, and such information is not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender Shares in the Offer or for any other purpose.
Except to the extent required by applicable federal securities laws, Pacira does not intend, and expressly disclaims any responsibility, to update or otherwise revise the Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Projections are shown to be in error or no longer appropriate. In light of the foregoing factors and the uncertainties inherent in the Projections, stockholders are cautioned not to place undue reliance on the Projections included in this Schedule 14D-9.
The following table sets forth the FY 2026 through FY 2031 Projections:

	Fiscal Year Ending December 31,
($ in millions)	2026E	2027E	2028E	2029E	2030E	2031E
Revenue	$762	$823	$912	$1,017	$1,050	$1,097
Gross Profit	$597	$634	$718	$813	$832	$869
Adjusted EBITDA(1)	$193	$217	$234	$278	$260	$293

(1)
Adjusted EBITDA, a non-GAAP financial measure, is defined as earnings before interest, taxes, depreciation and amortization, excluding the impact of items that Pacira’s management believes affect comparability or underlying business trends due to their non-recurring nature. Such adjustments may include, as applicable, divestiture and acquisition-related expenses, changes in the fair value of contingent consideration, legal settlements, stock-based compensation, restructuring and impairment charges and investment gains or losses.

The following table sets forth the FY 2026 through FY 2050 Projections:

	Fiscal Year Ending December 31,
($ in millions)	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Revenue	$762	$823	$912	$1,015	$1,027	$1,035	$981
Gross Profit	$597	$634	$717	$812	$814	$813	$757
EBIT(1)	$110	$126	$147	$231	$213	$206	$227
Adjusted EBITDA(2)	$193	$218	$236	$322	$307	$300	$314
NOPAT(3)	$83	$95	$110	$173	$160	$154	$170
Unlevered Free Cash Flow(4)	$83	$78	$118	$194	$187	$164	$192

	Fiscal Year Ending December 31,
($ in millions)	2033E	2034E	2035E	2036E	2037E	2038E	2039E
Revenue	$1,011	$992	$945	$899	$851	$779	$543
Gross Profit	$777	$745	$696	$648	$620	$598	$444
EBIT(1)	$277	$290	$278	$253	$250	$264	$215
Adjusted EBITDA(2)	$364	$374	$358	$329	$323	$330	$265
NOPAT(3)	$208	$217	$208	$189	$187	$198	$161
Unlevered Free Cash Flow(4)	$216	$231	$225	$204	$202	$209	$201

	Fiscal Year Ending December 31,
($ in millions)	2040E	2041E	2042E	2043E	2044E	2045E	2046E
Revenue	$566	$591	$619	$629	$372	$354	$336
Gross Profit	$466	$489	$515	$528	$283	$256	$242
EBIT(1)	$230	$243	$257	$265	$140	$128	$129
Adjusted EBITDA(2)	$280	$292	$306	$315	$173	$160	$160
NOPAT(3)	$172	$182	$193	$199	$105	$96	$97
Unlevered Free Cash Flow(4)	$171	$179	$188	$197	$143	$98	$99

	Fiscal Year Ending December 31,
($ in millions)	2047E	2048E	2049E	2050E
Revenue	$321	$307	$293	$280
Gross Profit	$230	$219	$208	$198
EBIT(1)	$122	$116	$110	$105
Adjusted EBITDA(2)	$153	$146	$139	$133
NOPAT(3)	$92	$87	$83	$79
Unlevered Free Cash Flow(4)	$93	$89	$84	$80

(1)	EBIT, a non-GAAP financial measure, is defined as earnings before interest and taxes.
(2)
Adjusted EBITDA, a non-GAAP financial measure, is defined as earnings before interest, taxes, depreciation and amortization, excluding the impact of items that Pacira’s management believes affect comparability or underlying business trends due to their non-recurring nature. Such adjustments may include, as applicable, divestiture and acquisition-related expenses, changes in the fair value of contingent consideration, legal settlements, stock-based compensation, restructuring and impairment charges and investment gains or losses.

(3)	NOPAT, a non-GAAP financial measure, is defined as net operating profit after tax.
(4)
Unlevered free cash flow, a non-GAAP financial measure, is defined as Adjusted EBITDA minus stock-based compensation, taxes, capital expenditures and changes in net working capital, plus post-tax iovera" milestones.

(iv) Opinion of Goldman Sachs & Co. LLC
Goldman Sachs rendered its opinion to the Board that, as of October 8, 2026 and based upon and subject to the factors and assumptions set forth therein, the $36.50 in cash per Share to be paid to the holders (other than Viatris and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.
The full text of the written opinion of Goldman Sachs, dated October 8, 2026, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex I of this Schedule 14D-9. The summary of Goldman Sachs’ opinion contained in this Schedule 14D-9 is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Board in connection with its consideration of the Transactions. Goldman Sachs’ opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter.
In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:
•	the Merger Agreement;
•	annual reports to stockholders and Annual Reports on Form 10-K of Pacira for the five years ended December 31, 2025;
•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Pacira;
•	certain other communications from Pacira to its stockholders;
•	certain publicly available research analyst reports for Pacira; and
•
certain internal financial analyses and forecasts for Pacira, as prepared by the management of Pacira and approved for Goldman Sachs’ use by Pacira (referred to in this section as the FY 2026 through FY 2050

Projections, as described and summarized in “—Financial Projections and Forecasts” above), and certain forecasts related to the expected utilization by Pacira of certain net operating loss carryforwards and research and development tax credits of Pacira, as prepared by the management of Pacira and approved for Goldman Sachs’ use by Pacira (referred to in this section as the “Tax Attribution Forecasts”).
Goldman Sachs also held discussions with members of the senior management of Pacira regarding their assessment of the past and current business operations, financial condition, and future prospects of Pacira; reviewed the reported price and trading activity for the Shares; reviewed the financial terms of certain recent business combinations in the specialty pharmaceutical industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.
For purposes of rendering this opinion, Goldman Sachs, with Pacira’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with Pacira’s consent that the FY 2026 through FY 2050 Projections and the Tax Attribution Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Pacira. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Pacira or any of its subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the expected benefits of the Transactions in any way meaningful to its analysis. Goldman Sachs also assumed that the Transactions will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.
Goldman Sachs’ opinion does not address the underlying business decision of Pacira to engage in the Transactions, or the relative merits of the Transactions as compared to any strategic alternatives that may be available to Pacira; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than Viatris and its affiliates) of Shares, as of the date of the opinion, of the $36.50 in cash per Share to be paid to such holders pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or the Transactions or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transactions, including the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Pacira; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Pacira, or class of such persons in connection with the Transactions, whether relative to the $36.50 in cash per Share to be paid to the holders (other than Viatris and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs does not express any opinion as to the prices at which the Shares will trade at any time or, as to the potential effects of volatility in the credit, financial and stock markets on Pacira, Viatris or the Transactions, or as to the impact of the Transactions on the solvency or viability of Pacira or Viatris or the ability of Pacira or Viatris to pay their respective obligations when they come due. Goldman Sachs’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of its opinion and Goldman Sachs assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.
The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 6, 2026, the last trading day before the Board meeting to approve the Transactions, and is not necessarily indicative of current market conditions.
Historical Stock Trading Analysis. Goldman Sachs analyzed the $36.50 in cash per Share to be paid to the holders (other than Viatris and its affiliates) of Shares pursuant to the Merger Agreement in relation to the (a) closing price per Share on October 6, 2026, (b) highest closing price per Share for the 52-week period ending October 6, 2026,

(c) volume-weighted average price (the “VWAP”) per Share for the preceding 30-trading day, 60-trading day and 90-trading day periods ending October 6, 2026 (the “30-Day VWAP”, “60-Day VWAP”, and “90-Day VWAP”, respectively), and (d) median analyst price target for the Shares on October 6, 2026.
This analysis indicated that the $36.50 in cash per Share to be paid to the holders (other than Viatris and its affiliates) of Shares pursuant to the Merger Agreement represented:
•	a premium of 47% based on the closing price of $24.76 per Share on October 6, 2026;
•	a premium of 32% based on the highest closing price per Share for the 52-week period ending October 6, 2026 of $27.62 per Share;
•	a premium of 44% based on the 30-Day VWAP of $25.27 per Share;
•	a premium of 44% based on the 60-Day VWAP of $25.30 per Share;
•	a premium of 47% based on the 90-Day VWAP of $24.88 per Share; and
•	a premium of 18% based on the median analyst price target of $31.00 per Share on October 6, 2026.
Illustrative Discounted Cash Flow Analysis. Using the FY 2026 through FY 2050 Projections and Tax Attribution Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on Pacira to derive a range of illustrative present values per Share. Using the mid-year convention for discounting cash flows and discount rates ranging from 9.0% to 11.0%, reflecting estimates of Pacira’s weighted average cost of capital, Goldman Sachs discounted to present value as of June 30, 2026 (i) estimates of after tax unlevered free cash flow for Pacira (after taking into account the expected tax savings and tax credits reflected in the Tax Attribution Forecasts) for the second half of 2026 through fiscal year 2050 as reflected in the FY 2026 through FY 2050 Projections and (ii) a range of illustrative terminal values for Pacira, which were calculated by applying perpetuity growth rates ranging from negative 25.0% to negative 5.0% to a terminal year estimate of the unlevered free cash flow to be generated by Pacira, as reflected in the FY 2026 through FY 2050 Projections. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the FY 2026 through FY 2050 Projections and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including Pacira’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for Pacira, as well as certain financial metrics for the United States financial markets generally.
Goldman Sachs derived ranges of illustrative enterprise values for Pacira by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for Pacira the amount of Pacira’s total debt and debt-like items (including the make-whole value of Pacira’s outstanding convertible senior notes) and added the amount of Pacira’s cash and cash equivalents, in each case, as provided by and approved for Goldman Sachs’ use by the management of Pacira, to derive a range of illustrative equity values for Pacira. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding Shares, as provided by and approved for Goldman Sachs’ use by the management of Pacira, using the treasury stock method, to derive a range of illustrative present values per Share ranging from $32.38 to $38.51.
Premia Paid Analysis. Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premia for 17 transactions announced from January 1, 2020 through October 6, 2026 involving a public company in the commercial specialty pharmaceutical industry based in the United States as the target where the disclosed equity values for the transaction were less than $5 billion. For the entire period, using publicly available information, Goldman Sachs calculated the mean, 25th percentile and 75th percentile premiums of the price paid in the transactions relative to (i) the target company’s last undisturbed closing stock price prior to announcement of the transaction and (ii) the target company’s highest closing stock price during the 52-week period prior to announcement. This analysis indicated a mean premium to undisturbed stock price of 40% and mean premium to 52-week high stock price of 11% across the period. This analysis also indicated a 25th percentile premium to undisturbed stock price of 33% and 75th percentile premium to undisturbed stock price of 47% across the period and a 25th percentile premium to 52-week high stock price of negative 8% and 75th percentile premium to 52-week high stock price of 30% across the period. Using this analysis, Goldman Sachs applied (i) a reference range of illustrative premiums of 33% to 47% to the undisturbed closing price per Share of $24.76 as of October 6, 2026, and calculated a range of implied equity values per Share of $32.93 to $36.40 and (ii) a reference range of illustrative premiums of negative 8% to 30% to the highest closing trading price per Share over the 52-week period ended October 6, 2026 of $27.62 and calculated a range of implied equity values per Share of $25.41 to $35.91.
The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Pacira or Viatris or the Transactions.
Goldman Sachs prepared these analyses for purposes of Goldman Sachs providing its opinion to the Board as to the fairness from a financial point of view of the $36.50 in cash per Share to be paid to the holders (other than Viatris and its affiliates) of Shares pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Pacira, Viatris, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.
The Offer Price was determined through arm’s-length negotiations between Pacira and Viatris and was approved by the Board.  Goldman Sachs provided advice to Pacira during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Pacira or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.
As described above, Goldman Sachs’ opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex I of this Schedule 14D-9.
Goldman Sachs and its affiliates (collectively, “Goldman Sachs Affiliated Entities”) are engaged in advisory, underwriting, lending and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Pacira, Viatris, any of their respective affiliates and third parties (collectively, “Relevant Parties”) or any currency or commodity that may be involved in the Transactions. Goldman Sachs Investment Banking has an existing lending relationship with Viatris. Goldman Sachs acted as financial advisor to Pacira in connection with, and participated in certain of the negotiations leading to, the Transactions. Goldman Sachs has provided certain financial advisory and/or underwriting services to Pacira and its affiliates from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as financial advisor to Pacira in connection with certain shareholder activism matters that concluded in June 2026. During the two-year period ended October 7, 2026, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by Goldman Sachs Investment Banking to Pacira and/or its affiliates of approximately $4 million. Goldman Sachs also has provided certain financial advisory and/or underwriting services to Viatris and its affiliates from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as joint bookrunner with respect to Viatris’ senior notes offering in June 2026. During the two-year period ended October 7, 2026, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by Goldman Sachs Investment Banking to Viatris and/or its affiliates of approximately $0.6 million. As of October 7, 2026, Goldman Sachs Investment Banking was not mandated by Viatris and/or its Related Entities (as defined below) to provide to any such person financial advisory and/or underwriting services. As of October 7, 2026, Goldman Sachs Investment Banking was not

soliciting Viatris and/or its Related Entities to work on financial advisory and/or underwriting matters for any such persons on which it has not been mandated. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to the Relevant Parties and their respective affiliates for which Goldman Sachs Investment Banking may receive compensation.
As of October 8, 2026, Goldman Sachs Affiliated Entities had (i) no direct GS Principal Investment (as defined below) in Pacira and/or its affiliates, and (ii) no direct GS Principal Investment in Viatris and/or its Related Entities.
On the public side of Goldman Sachs’ informational wall (the “Public Side”) and in the ordinary course of its various business activities, Goldman Sachs Affiliated Entities may also own equity securities in the Relevant Parties, and/or their respective affiliates arising from engaging in market making, trade execution, clearing, custody, margin lending and other similar financing transactions, securities lending, and related activities (including by acting as agent for third parties executing their transactions or as principal supplying liquidity to market participants, and any related hedging, other risk management or inventory management) (collectively, “Market Making Activities”), which positions change frequently. Regulatory, informational and operational barriers separate the Public Side from Goldman Sachs Investment Banking.
For purposes of this section of the Schedule 14D-9, (x) Goldman Sachs relied on its books and records to (i) unless otherwise indicated, calculate all amounts and (ii) determine whether an entity is an affiliate, portfolio company, subsidiary or majority-owned subsidiary of another entity, and (y) the following terms have the definitions set forth below:
GS Principal Investments (including any associated commitments) are (i) direct balance sheet investments in equity interests or equity securities held by Goldman Sachs Affiliated Entities for its own account or (ii) direct investments in equity interests held by a fund managed by a Goldman Sachs Affiliated Entity which fund is primarily for the benefit of Goldman Sachs Affiliated Entities and/or its current and former employees and not third-party clients. GS Principal Investments do not include equity interests arising from Market Making Activities, equity derivatives, convertible debt instruments, or warrants or equity kickers received in connection with senior secured loans, mezzanine loans, warehouse loans, preferred equity with a fixed rate of return or other similar types of financing transactions (which may also be subject to hedging or other risk-mitigating instruments). GS Principal Investments also do not include investments by funds managed by Goldman Sachs Affiliated Entities which funds are almost entirely for the benefit of third-party clients (“GS Client Funds”), which funds can co-invest alongside, and/or make investments in, the Relevant Parties or their respective Related Entities. As investment managers for GS Client Funds, Goldman Sachs Affiliated Entities are required to fulfill a fiduciary responsibility to GS Client Funds in making decisions to purchase, sell, hold or vote on, or take any other action with respect to, any financial instrument.
Related Entities are, as applicable, a person or entity’s subsidiaries, affiliates, portfolio companies and/or funds managed thereby.
The Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions. Pursuant to a letter agreement dated August 19, 2026, Pacira engaged Goldman Sachs to act as its financial advisor in connection with the Transactions. The engagement letter between Pacira and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of announcement, at approximately $43 million, all of which is contingent upon consummation of the Transactions. In addition, Pacira has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.
(v) Intent to Tender
To our knowledge, after making reasonable inquiry, all of our executive officers and directors currently intend to tender, or cause to be tendered pursuant to the Offer, all Shares held of record and beneficially by such persons immediately prior to the Offer Acceptance Time. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Person/Assets Retained, Employed, Compensated or Used.
Pursuant to Goldman Sachs’ engagement letter with Pacira, Pacira retained Goldman Sachs as its financial advisor in connection with the Offer and the Merger and to render Goldman Sachs’ opinion to the Board referred to in “Item 4. The Solicitation or Recommendation – Opinion of Goldman Sachs & Co. LLC” above. The information pertaining to the retention of Goldman Sachs described in “Item 4. The Solicitation or Recommendation – Opinion of Goldman Sachs & Co. LLC” is incorporated herein by reference.
Item 6. Interest in Securities of the Subject Company.
No transactions with respect to our Shares have been effected by us or, to our knowledge, after making reasonable inquiry, by any of our executive officers, directors or affiliates during the 60 days prior to the date of this Schedule 14D-9, except as set forth below:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price per Share
Lauren Riker	10/08/2026	Company Option exercise and sale of Shares pursuant to Rule 10b5-1 trading plan, adopted on March 12, 2026	6,000	$36.32

Item 7. Purposes of the Transaction and Plans or Proposals.
Except as indicated in this Schedule 14D-9 or as incorporated by reference herein (including the exhibits hereto), Pacira is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) any tender offer for or other acquisition of Pacira’s securities by Pacira, any of Pacira’s subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Pacira or any of Pacira’s subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Pacira or any of Pacira’s subsidiaries, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Pacira.
As described in the Merger Agreement, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal, as described in more detail in Section 11 (The Transaction Agreements) of the Offer to Purchase.
The information set forth in Section 11 (The Transaction Agreements) and Section 12 (Purpose of the Offer; Plans for Pacira) of the Offer to Purchase is incorporated herein by reference.

Item 8. Additional Information.
Golden Parachute Compensation
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that the named executive officer receives may materially differ from the amounts set forth in the table below.
The table below assumes that (1) the Effective Time will occur on or prior to December 31, 2026; (2) the employment of the named executive officer will be terminated immediately following the Effective Time without “cause” or on account of “good reason,” if applicable (each as defined in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Pacira and its Executive Officers, Directors and Affiliates—Severance and Change of Control Arrangements”), entitling the named executive officer to receive severance payments and benefits under the executive officer’s Employment Agreement, subject to the conditions described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Pacira and its Executive Officers, Directors and Affiliates—Severance and Change of Control Arrangements”; (3) the named executive officer’s base salary rate and Targeted Incentive Bonus (as defined in the applicable Employment Agreement) remain unchanged from that in effect as of October 23, 2026; (4) the named executive officer will be entitled to receive a severance-related bonus payment pursuant to the terms of the executive officer’s Employment Agreement in lieu of, and not in addition to, any 2026 annual bonus calculated based on actual performance; (5) the number of unvested Company Options, Company PSUs, Company RSUs with respect to each named executive officer in the table below is as of October 23, 2026, and the named executive officer does not receive any additional equity awards on or prior to the Effective Time that will vest on or prior to the Effective Time; and (6) the named executive officer does not enter into a new agreement or is not otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits. For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements.” The amounts shown in the table do not include the payments or benefits that would have been earned on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Offer or the Merger. In the footnotes to the table below, we refer to payments that are conditioned on the consummation of the Transactions and the named executive officer’s termination of employment without “cause” or on account of “good reason,” if applicable, as being payable on a “double trigger” basis and payments or benefits that are conditioned only upon the occurrence of the consummation of the Transactions as being payable on a “single trigger” basis.

	Golden Parachute Compensation(1)
Name(2)	Cash ($)(3)	Equity ($)(4)	Perquisites/ Benefits ($)(5)	Total ($)(6)
Frank D. Lee, Chief Executive Officer	5,794,871	24,301,651	36,217	30,132,739
Shawn M. Cross, Chief Financial Officer	1,738,057	6,547,223	37,274	8,322,554
Kristen Williams, Chief Administrative Officer and Secretary	2,049,451	5,747,619	35,724	7,832,794
Brendan Teehan, Chief Commercial Officer	1,731,433	4,453,946	37,974	6,223,353
Jonathan Slonin, Chief Medical Officer	2,069,291	6,246,912	37,974	8,354,177

(1)
The conditions under which each of these payments and benefits are to be provided are further described in the preceding subsections of “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and in the footnotes below. The amounts in this table do not reflect any potential reductions to such amounts that may occur pursuant to the Section 4999-related provisions included in each Employment Agreement as set forth in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Pacira and its Executive Officers, Directors and Affiliates—Severance and Change of Control Arrangements.”

(2)
Under relevant SEC rules, we are required to provide information in this table with respect to our “named executive officers,” who are generally the individuals whose compensation was required to be reported in the summary compensation table of our most recent definitive proxy statement.

(3)
The cash amount included in this column represents (a) severance paid in the form of (A) continuation of the named executive officer’s then-current base salary for the applicable number of months following the Effective Time and (B) in lieu of the Targeted Incentive Bonus (as defined in the applicable Employment Agreement), a lump-sum bonus payment equal to the applicable percentage of the named executive officer’s then current annual Targeted Incentive Bonus, as further described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Pacira and its Executive Officers, Directors and Affiliates—Severance and Change of Control Arrangements,” each of which is payable on a “double trigger” basis, and (b) the approximate cash value of the cash settlement payments that the named executive officer will receive in connection with the cancellation of the executive officer’s Company LTIP Awards pursuant to the terms of the Merger Agreement, as described in more detail in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Pacira and its Executive Officers, Directors and Affiliates—Treatment of Company LTIP Awards,” which are payable in a lump sum on a “single trigger” basis. The table below sets forth the breakdown of these cash payments.

Name	Base Salary Continuation (“double trigger”) ($)	Severance Bonus Payment (“double trigger”) ($)	Value of Company LTIP Awards (“single trigger”) ($)
Frank D. Lee, Chief Executive Officer	1,937,521	1,646,892	2,210,458
Shawn M. Cross, Chief Financial Officer	815,063	407,531	515,463
Kristen Williams, Chief Administrative Officer and Secretary	859,289	429,644	760,518
Brendan Teehan, Chief Commercial Officer	821,381	410,690	499,362
Jonathan Slonin, Chief Medical Officer	863,811	431,906	773,574

(4)
The amount listed in this column represents the approximate cash value of the cash settlement payments that the named executive officer will receive in connection with the cancellation of the executive officer’s unvested Company Options, unvested Company PSUs and unvested Company RSUs pursuant to the terms of the Merger Agreement, as described in more detail in the table below and in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Pacira and its Executive Officers, Directors and Affiliates—Treatment of Company Options; Treatment of Company PSUs; and Treatment of Company RSUs”. These amounts would constitute “single trigger” benefits and are payable in a lump sum as soon as reasonably practicable after the Effective Time.

Name	Number of Unvested Company Options (#)	Value of Unvested Company Options ($)(A)	Number of Unvested PSUs (#)	Value of Unvested PSUs ($)(B)	Number of Unvested RSUs (#)	Value of Unvested RSUs ($)(C)	Total Value of Unvested Equity Awards ($)
Frank D. Lee, Chief Executive Officer	216,410	958,696	65,455	2,389,108	574,078	20,953,847	24,301,651
Shawn M. Cross, Chief Financial Officer	112,500	2,255,625	12,237	446,651	105,341	3,844,947	6,547,223
Kristen Williams, Chief Administrative Officer and Secretary	5,154	—	13,636	497,714	143,833	5,249,905	5,747,619
Brendan Teehan, Chief Commercial Officer	62,186	616,263	12,928	471,872	92,214	3,365,811	4,453,946
Jonathan Slonin, Chief Medical Officer	8,279	13,844	13,636	497,714	157,133	5,735,355	6,246,913

(A)
The estimated pre-tax value of cash amounts payable in respect of unvested Company Options is an amount equal to the product of (x) the total number of Shares subject to an unvested Company Option with an exercise price below the Offer Price multiplied by (y) the excess, if any, of the Offer Price over the exercise price payable per Share under such unvested Company Option. Any differences in the totals shown above relative to the component amounts are due to rounding adjustments and use of the weighted average exercise price to calculate the estimated aggregate payouts. Any Company Option that has an exercise price per Share that is greater than or equal to the Offer Price will be canceled for no consideration.

(B)
The estimated pre-tax value of cash amounts payable in respect of unvested Company PSUs is an amount equal to the product of (x) the total number of Shares issuable in settlement of such Company PSUs (assuming the Company PSUs vest and become payable at 100% of target performance immediately prior to the Effective Time pursuant to the terms of the applicable Company PSU award agreement), multiplied by (y) the Offer Price.

(C)
The estimated pre-tax value of cash amounts payable in respect of unvested Company RSUs is an amount equal to the product of (x) the total number of Shares issuable in settlement of such unvested Company RSUs, multiplied by (y) the Offer Price.

(5)	The amount listed in this column represents the value of continued health insurance coverage, subject to cost sharing, for the applicable number of months following the Effective Time under the named executive officer’s Employment Agreement, as further described above in the section captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Pacira and its Executive Officers, Directors and Affiliates—Severance and Change of Control Arrangements.” These amounts are “double trigger” amounts.
(6)	Certain figures in the table may not sum due to rounding.
Conditions to the Offer
The information set forth in Section 15 (Conditions to the Offer) of the Offer to Purchase is incorporated herein by reference.
Stockholder Approval Not Required
On October 7, 2026, our Board unanimously (i) determined that the Merger Agreement and the Transactions are fair to, and in the best interest of, Pacira and its stockholders, and declared it advisable for Pacira to enter into the Merger Agreement and consummate the Transactions, (ii) approved the execution, delivery and performance by Pacira of the Merger Agreement and the consummation of the Transactions, (iii) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the stockholders of Pacira tender their Shares to Purchaser pursuant to the Offer. If Purchaser acquires, pursuant to the Offer, a number of Shares that, when considered together with all other Shares (if any) otherwise owned by Purchaser or any of its affiliates at the Expiration Date (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6)(f) of the DGCL, by the “depository,” as defined in Section 251(h)(6)(c) of the DGCL), represent at least one more Share than 50% of the total number of Shares issued and outstanding at the Expiration Date (the “Minimum Condition”), Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by our stockholders.
State Takeover Laws
A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein.
In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.”
Neither Viatris nor Purchaser is, or at any time for the past three years has been, an “interested stockholder” of Pacira as defined in Section 203 of the DGCL. In accordance with the provisions of Section 203 of the DGCL, our Board has approved the Merger Agreement and the Transactions, as described in “Item 4. The Solicitation or Recommendation” above, for purposes of Section 203 of the DGCL.
Notice of Appraisal Rights
No appraisal rights are available to holders or beneficial owners of Shares in connection with the Offer. Unless otherwise specified expressly herein, all references to a “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person. However, if the Offer is successful and the Merger is consummated, holders and beneficial owners of Shares who hold or own such Shares on the date of the making of the demand for appraisal and continuously through the Effective Time who (i) did not tender their Shares in the Offer (or, if tendered, properly and validly withdrew such Shares prior to the Offer Acceptance Time); (ii) follow the procedures set forth in Section 262 of the DGCL; (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case, in accordance with the DGCL; and (iv) in the case of a beneficial owner, have submitted a demand that (A) reasonably identifies the holder of record of the Shares for which the demand is made; (B) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be; and (C) provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list to be filed with the Register in Chancery in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to have their Shares appraised by the Delaware Court and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares as determined by the

Delaware Court in accordance with Section 262 of the DGCL, exclusive of any element of value arising from the accomplishment or expectation of the Merger, plus interest (unless the Delaware Court in its discretion determines otherwise for good cause shown), if any, on the amount determined to be the fair value, as determined by the Delaware Court. Stockholders and beneficial owners should be aware that the fair value of their Shares as determined by the Delaware Court could be more than, the same as or less than the consideration to be received pursuant to the Offer and the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any person contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.
The following is a summary of the procedures to be followed by stockholders or beneficial owners that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which may be accessed without subscription or cost at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to strictly follow any of the procedures of Section 262 of the DGCL may result in the loss, termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders and beneficial owners should assume that neither Pacira nor the Surviving Corporation will take any action to perfect any appraisal rights of any stockholder or beneficial owner.
Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should carefully review Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that Pacira’s stockholders or beneficial owners exercise appraisal rights under Section 262 of the DGCL.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL or information directing the stockholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. Any person who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and the full text of Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.
If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder or beneficial owner must do all of the following:
•
within the later of the consummation of the Offer and 20 days after the date on which this Schedule 14D-9 is first given, deliver to Pacira at the address indicated below a written demand for appraisal of such person’s Shares, which demand must reasonably inform Pacira of the identity of the stockholder or beneficial owner, as applicable, and that the stockholder or beneficial owner intends to demand appraisal;

•	not tender his, her or its Shares in the Offer (or, if already tendered, properly and validly withdraw such Shares prior to the Offer Acceptance Time);
•	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time;
•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter; and
•
in the case of a beneficial owner, the demand must (1) reasonably identify the holder of record of the Shares for which the demand is made; (2) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of the Shares for which appraisal is demanded and a statement that such documentary evidence is a true and correct copy of what it purports to be; and (3) provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list required to be filed with the Register in Chancery in the Delaware Court.
In addition, either Pacira or a stockholder or beneficial owner who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL must file a petition in the Delaware Court demanding a determination of the fair value of the Shares of all such persons entitled to appraisal within 120 days after the Effective Time. Neither Pacira nor the Surviving Corporation is under any obligation to file any such petition and neither has any intention of doing so. Any stockholder or beneficial owner who tenders Shares that are accepted for payment in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.
Written Demand
All written demands for appraisal should be addressed to Pacira BioSciences, Inc., 5 Sylvan Way, Suite 300, Parsippany, New Jersey 07054, Attention: Chief Legal and Compliance Officer, and must be executed by, or on behalf of, the record holder or beneficial owner, as applicable.
A record stockholder, such as a broker, bank, fiduciary, depositary or other nominee, who holds Shares as nominee for several beneficial owners, may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, however, the written demand for appraisal should set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares which are held in the name of such record holder. Alternatively, a beneficial owner may demand appraisal, in his, her or its own name, of such beneficial owner’s Shares, provided that (1) such beneficial owner continuously owns such Shares from the date of making the demand through the Effective Time; and (2) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 of the DGCL and to be set forth on the verified list required to be filed with the Register in Chancery in the Delaware Court.
Filing a Petition for Appraisal
Within 120 days after the Effective Time, but not thereafter, Pacira, or any holder of record or beneficial owner of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court, with a copy served on Pacira in the case of a Petition filed by a stockholder or beneficial owner, demanding a determination of the fair value of the Shares held by all such persons entitled to appraisal. If no such Petition is filed within that 120-day period, appraisal rights will be lost for all persons who had previously demanded appraisal of their Shares. Pacira is under no obligation to and has no present intention to file a Petition and no person should assume that Pacira will file a Petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of record or beneficial owners of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period and in the manner prescribed in Section 262 of the DGCL.
Within 120 days after the Effective Time, any person who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request (or by electronic transmission directed to any information processing system (if any) expressly designated for that purpose in the notice of appraisal), to receive from Pacira a statement setting forth the aggregate number of Shares (other than any excluded stock, as defined in Section 251(h)(6)d. of the DGCL) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received, and the aggregate number of stockholders or beneficial owners holding or owning such Shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of Section 262, the record holders of such Shares shall not be considered a separate stockholder holding such Shares for purposes of such aggregate number). Such statement must be provided to the stockholder or beneficial owner within 10 days after a written request by such stockholder or beneficial owner for the information has been received by Pacira or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such Petition by any holder of record or beneficial owner of Shares, service of a copy thereof must be made upon Pacira, which will then be obligated within 20 days after such service to file with the Register in Chancery in the Delaware Court a duly verified list containing the names and addresses of all stockholders or beneficial owners who have demanded appraisal for their Shares and with whom agreements as to the value of their Shares have not been reached (each such person, a “Dissenting Holder,” and such Shares, “Dissenter Shares”). Upon the filing of a Petition by a Dissenting Holder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be provided to Pacira and all the Dissenting Holders. The costs relating to these notices will be borne by Pacira.
If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Holders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Dissenter Shares. The Delaware Court may require that Dissenting Holders who hold Shares represented by certificates to submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Holder who does not comply with such requirement. Accordingly, Dissenting Holders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. Assuming the Shares remain listed on a national securities exchange immediately prior to the Effective Time, the Delaware Court will dismiss the proceedings as to all persons who have asserted appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal; or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million. We refer to the foregoing as the “ownership thresholds.”
Determination of Fair Value
After the Delaware Court determines which persons are entitled to appraisal and that at least one of the ownership thresholds above has been satisfied as to persons seeking appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, Pacira may pay to each stockholder or beneficial owner entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court; and (2) interest theretofore accrued, unless paid at that time. Pacira is under no obligation to make such voluntary payment.
In determining the fair value, the Delaware Court will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Supreme Court of Delaware stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earning prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of the merger and which “throw any light on future prospects of the merged corporation.” Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Supreme Court of Delaware stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
Stockholders and beneficial owners considering seeking appraisal should be aware that the fair value of their Shares as so determined by the Delaware Court could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL.

Although the Board has determined that the Offer Price and the Merger are fair to Pacira’s stockholders, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court, and stockholders or beneficial owners should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Viatris nor Pacira anticipates offering more than the Offer Price to any stockholder or beneficial owner exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.
The Delaware Court may also (1) determine the costs of the proceeding and tax such costs among the parties as the Delaware Court deems equitable in the circumstances; and (2) upon application of a person whose name appears on the verified list to be filed with the Register in Chancery in the Delaware Court who participated in the proceeding and incurred expenses in connection therewith (which we refer to as an “application”), order all or a portion of the expenses incurred by any Dissenting Holder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal not dismissed pursuant to the terms of Section 262 of the DGCL or subject to such an award pursuant to a reservation (as defined below). Determinations by the Delaware Court are subject to appellate review by the Supreme Court of Delaware.
Dissenting Holders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court will be dismissed as to any Dissenting Holder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just, including, without limitation, a reservation of jurisdiction (a “reservation”) for any application to the Delaware Court; provided, however, that the limitation set forth in this sentence will not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.
The process of exercising appraisal rights requires strict compliance with technical prerequisites. If a stockholder or beneficial owner fails to take any required step in connection with the exercise of appraisal rights, it may result in the termination or waiver of such stockholder’s or beneficial owner’s appraisal rights. Stockholders and beneficial owners wishing to exercise appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.
From and after the Effective Time, any stockholder or beneficial owner who has duly demanded and perfected appraisal rights with respect to some or all of such person’s Shares in compliance with Section 262 of the DGCL will not be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions in respect of such Shares, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.
If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such person’s right to appraisal, such stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Offer Price. A stockholder or beneficial owner will fail to perfect, or effectively lose, the stockholder’s or beneficial owner’s right to appraisal if no Petition for appraisal is filed within 120 days after the Effective Time. In addition, a stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration (as defined in the Merger Agreement) by delivering to Pacira a written withdrawal of such stockholder’s or beneficial owner’s demand for appraisal either within 60 days after the effective date of the Merger or thereafter with the written approval of Pacira.
This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, a copy of which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. To the extent that there are any inconsistencies between the foregoing summary and Section 262 of the DGCL, Section 262 of the DGCL will control.
STOCKHOLDERS OR BENEFICIAL OWNERS WHO VALIDLY TENDER SHARES IN THE OFFER AND DO NOT PROPERLY WITHDRAW THEIR TENDER OF SHARES PRIOR TO THE OFFER ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Legal Proceedings
There are currently no legal proceedings relating to the Transactions.
Antitrust Compliance
Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the U.S. Federal Trade Commission (the “FTC”), certain acquisitions of voting securities or assets may not be consummated until Premerger Notification and Report Forms have been filed for review with the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the waiting period under the HSR Act has expired or been terminated by the FTC or the Antitrust Division. These requirements apply to the acquisition of the Shares in the Offer and the Merger.
Under the HSR Act, the purchase of Shares may not be completed until the expiration of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, but this period may be (i) shortened if the reviewing agency grants “early termination” of the waiting period, (ii) restarted if the acquiring person voluntarily withdraws and refiles to allow an additional 15-calendar day waiting period, or (iii) extended if the reviewing agency issues a request for additional information and documentary material (a “Second Request”), which will extend the waiting period to approximately 10 calendar days after the date that Viatris certifies substantial compliance with the Second Request (which may take several months). On October 14, 2026, Viatris and Pacira filed their Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. The required waiting period under the HSR Act applicable to the Offer and the consummation of the Merger expired at 11:59 p.m., Eastern Time, on October 29, 2026, and there is no voluntary agreement between Viatris, on the one hand, and the FTC or the Antitrust Division, on the other hand, pursuant to which Viatris has agreed not to consummate the Offer or the Merger.
In addition to the filing under the HSR Act, the U.S. federal antitrust agencies, foreign competition law authorities, U.S. state attorneys general, or private persons may bring legal action under competition or antitrust laws seeking to enjoin the Transactions, seeking to add conditions to the completion of the Offer or, if Shares have already been acquired, seeking to require disposition of such Shares. There can be no assurance that a challenge to the Offer on competition or antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action results in a judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the acquisition of Shares in the Offer or Merger, Viatris may not be obligated to consummate the Offer or the Merger.
Cautionary Note Regarding Forward-Looking Statements
This Schedule 14D-9 contains “forward-looking statements.” Such forward-looking statements may include, without limitation, statements about the transaction, the expected timetable for completing the proposed transaction, the anticipated benefits and synergies of the proposed transaction, the ability to complete the transaction or to satisfy the various closing conditions, future opportunities for Viatris or Pacira and either of their products and any other statements regarding Viatris’ or Pacira’s future operations, strategic initiatives and priorities, restructuring activities, financial or operating results, capital allocation, dividend policy and payments, share repurchases, debt ratio and covenants, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, imperatives, competitions, commitments, confidence in future results, efforts to create, enhance or otherwise unlock value, other expectations, plans, trends, outlooks, projections, prospects and targets for future periods, and any other statements that are not historical facts. Forward-looking statements may often be identified by the use of words such as “will”, “may”, “can”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “pipeline”, “intend”, “continue”, “target”, “seek” and variations of these words or comparable words.
Because forward-looking statements inherently involve known and unknown risks and uncertainties, actual future results, levels of activity, performance or achievements may differ materially from those expressed or implied by such forward-looking statements, and there can be no assurance that estimates, assumptions and expectations will prove to have been correct. Factors that could cause or contribute to such differences include, but are not limited to: the ability of Viatris and Pacira to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the ability of Viatris and Pacira to consummate the proposed transaction; the conditions to the completion of the proposed transaction (including, but not limited to, that the stockholders of Pacira validly tender and not withdraw, in the aggregate, at least a majority of the Shares outstanding as of immediately following the expiration of the Offer) not being satisfied or waived on the anticipated timeframe or at all; the regulatory approvals required for the proposed transaction not being obtained on the terms expected or on the anticipated schedule or at all; the possibility that competing offers may be made; the possibility that Viatris may be unable to achieve the intended or expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected timeframe or at all or to successfully integrate Viatris and Pacira; Viatris’ or Pacira’s failure to achieve expected or targeted future financial and operating performance and results; the possibility that Viatris or Pacira may not realize the intended benefits of, or achieve the intended goals or outlooks with respect to, its strategic initiatives and priorities; actions and decisions of healthcare and pharmaceutical regulators; changes in relevant laws, regulations and policies and/or the application or implementation thereof, including but not limited to tax, healthcare and pharmaceutical laws, regulations and policies globally; the ability to attract, motivate and retain key personnel; Viatris’ or Pacira’s liquidity, capital resources and ability to successfully complete capital projections and obtain financing; Viatris’ or Pacira’s plans with respect to the repayment of indebtedness; any regulatory, legal or other impediments to Viatris’ or Pacira’s ability to bring new products to market; success of clinical trials and Viatris’ or Pacira’s (or, with respect to each, its partners’) ability to execute on new product opportunities and develop, manufacture and commercialize products; any changes in or difficulties with Viatris’ or Pacira’s manufacturing facilities, including with respect to short- or long-term shutdowns, inspections, remediation and restructuring activities, product labeling or regulatory compliance, supply chain continuity, inventory management, or the ability to meet anticipated demand; the scope, timing and outcome of any ongoing legal proceedings, including government inquiries or investigations, and the impact of any such proceedings on Viatris or Pacira; any significant breach of data security or data privacy or disruptions to Viatris’ or Pacira’s information technology systems; risks associated with having significant operations globally; the strength and ability to protect Viatris’ or Pacira’s intellectual property and patent terms and preserve their respective intellectual property rights; changes in third-party relationships; the effect of any changes in Viatris’ or Pacira’s (or, with respect to each, its partners’) customer and supplier relationships and customer purchasing patterns, including customer loss and business disruption being greater than expected following the proposed transaction; the impacts of competition, including decreases in sales or revenues as a result of the loss of market exclusivity for certain products; changes in the economic and financial conditions of Viatris or Pacira (or, with respect to each, its partners); uncertainties regarding future demand, pricing and reimbursement for Viatris’ or Pacira’s products; uncertainties and matters beyond the control of management, including but not limited to general political and economic conditions, wars or other conflicts, potential for adverse impacts from future tariffs and trade restrictions, inflation rates, interest rates and global exchange rates; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with U.S. GAAP and related standards or on an adjusted basis.
For more detailed information on the risks and uncertainties associated with Viatris and Pacira, see the risks described in Part I, Item 1A of their respective Annual Reports on Form 10-K for the year ended December 31, 2025, and their other filings with the SEC. You can access their respective filings with the SEC through the SEC website at www.sec.gov or through their respective websites, and each of Viatris and Pacira strongly encourages you to do so. Viatris routinely posts information that may be important to investors on its website at investor.viatris.com, and it uses this website address as a means of disclosing material information to the public in a broad, non-exclusionary manner for purposes of the SEC’s Regulation Fair Disclosure (Reg FD). The contents of Viatris’ and Pacira’s websites are not incorporated into this Schedule 14D-9 or their respective filings with the SEC. Each of Viatris and Pacira undertakes no obligation to update any statements herein for revisions or changes after the date of this Schedule 14D-9 other than as required by law.

Item 9.	Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated October 30, 2026 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(5)(A)	Joint Press Release issued by Viatris Inc. and Pacira BioSciences, Inc. on October 8, 2026 (incorporated by reference to Exhibit 99.1 to Pacira’s Current Report on Form 8-K filed on October 8, 2026).
(a)(5)(B)	Pacira Leader FAQs, first used on October 8, 2026 (incorporated by reference to Exhibit 99.1 to Pacira’s Schedule 14D-9C filed on October 8, 2026).
(a)(5)(C)	Pacira Letter to External Stakeholders, first used on October 8, 2026 (incorporated by reference to Exhibit 99.2 to Pacira’s Schedule 14D-9C filed on October 8, 2026).
(a)(5)(D)	Pacira Letter to Employees, first used on October 8, 2026 (incorporated by reference to Exhibit 99.3 to Pacira’s Schedule 14D-9C filed on October 8, 2026).
(a)(5)(E)	Pacira LinkedIn post by Frank Lee, Chief Executive Officer, posted on October 8, 2026 (incorporated by reference to Exhibit 99.4 to Pacira’s Schedule 14D-9C filed on October 8, 2026).
(a)(5)(F)	LinkedIn post by Pacira, posted on October 8, 2026 (incorporated by reference to Exhibit 99.5 to Pacira’s Schedule 14D-9C filed on October 8, 2026).
(a)(5)(G)	Investor Presentation, dated October 8, 2026, prepared by Viatris (incorporated by reference to Exhibit 99.2 to Viatris’ Schedule TO-C filed on October 8, 2026).
(a)(5)(H)	Viatris social media posts made on October 8, 2026 (incorporated by reference to Exhibit 99.1 to Viatris’ Schedule TO-C filed on October 8, 2026).
(a)(5)(I)	Press Release, dated October 30, 2026, issued by Viatris (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).
(a)(5)(J)*	Opinion of Goldman Sachs & Co. LLC, dated October 8, 2026 (included as Annex I to this Schedule 14D-9).
(e)(1)
Agreement and Plan of Merger, dated as of October 8, 2026, by and among Pacira BioSciences, Inc., Viatris Inc. and Peach Purchaser Sub Inc. (incorporated by reference to Exhibit 2.1 to Pacira’s Current Report on Form 8-K filed on October 8, 2026).

(e)(2)	Definitive Proxy Statement of Pacira BioSciences, Inc. on Schedule 14A (incorporated by reference to Pacira’s Form DEFC14A filed on April 28, 2026).
(e)(3)	Confidentiality Agreement, dated August 10, 2026, by and between Pacira BioSciences, Inc. and Viatris Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(e)(4)	Pacira BioSciences, Inc. Amended and Restated 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Pacira’s Current Report on Form 8-K filed on June 13, 2025).
(e)(5)
Form of Nonstatutory Stock Option Agreement under the Pacira BioSciences, Inc. Amended and Restated 2011 Stock Incentive Plan for grants made prior to February 1, 2022 (incorporated by reference to Exhibit 10.3 to Pacira’s Current Report on Form 8-K filed on June 4, 2014).

(e)(6)
Form of Nonstatutory Stock Option Agreement (Employees) under the Pacira BioSciences, Inc. Amended and Restated 2011 Stock Incentive Plan for grants made on or after February 1, 2022 (incorporated by reference to Exhibit 10.3 to Pacira’s Annual Report on Form 10-K for the year ended December 31, 2021 filed on February 28, 2022).

(e)(7)
Form of Nonstatutory Stock Option Agreement (Non-Employee Directors) under the Pacira BioSciences, Inc. Amended and Restated 2011 Stock Incentive Plan for grants made on or after February 1, 2022 (incorporated by reference to Exhibit 10.4 to Pacira’s Annual Report on Form 10-K for the year ended December 31, 2021 filed on February 28, 2022).

Exhibit No.	Description
(e)(8)
Form of Performance Share Unit Agreement under the Pacira BioSciences, Inc. Amended and Restated 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Pacira’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026 filed on April 30, 2026).

(e)(9)
Pacira BioSciences, Inc. Amended and Restated 2014 Inducement Plan (incorporated by reference to Exhibit 10.7 to Pacira’s Annual Report on Form 10-K for the year ended December 31, 2025 filed on February 26, 2026).

(e)(10)
Form of Nonstatutory Stock Option Agreement under the Pacira BioSciences, Inc. Amended and Restated 2014 Inducement Plan (incorporated by reference to Exhibit 10.2 to Pacira’s Current Report on Form 8-K filed on January 21, 2025).

(e)(11)
Form of Restricted Stock Unit Award Agreement under the Pacira BioSciences, Inc. Amended and Restated 2014 Inducement Plan (incorporated by reference to Exhibit 10.3 to Pacira’s Current Report on Form 8-K filed on January 21, 2025).

(e)(12)	Pacira BioSciences, Inc. Amended and Restated 2014 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to Pacira’s Current Report on Form 8-K filed on June 11, 2026).
(e)(13)
Employment Agreement, dated December 20, 2023, by and between Pacira Pharmaceuticals, Inc. and Frank D. Lee (incorporated by reference to Exhibit 10.1 to Pacira’s Current Report on Form 8-K filed on December 21, 2023).

(e)(14)
Employment Agreement, dated October 21, 2024, by and between Pacira Pharmaceuticals, Inc. and Shawn M. Cross (incorporated by reference to Exhibit 10.18 to Pacira’s Annual Report on Form 10-K for the year ended December 31, 2024 filed on February 27, 2025).

(e)(15)
Employment Agreement, dated November 29, 2012, by and between Pacira Pharmaceuticals, Inc. and Kristen Williams (incorporated by reference to Exhibit 10.2 to Pacira’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 filed on April 30, 2015).

(e)(16)
Amendment No. 1 to Employment Agreement, dated March 13, 2013, by and between Pacira Pharmaceuticals, Inc. and Kristen Williams (incorporated by reference to Exhibit 10.3 to Pacira’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 filed on April 30, 2015).

(e)(17)
Amendment No. 2 to Employment Agreement, dated June 30, 2015, by and between Pacira Pharmaceuticals, Inc. and Kristen Williams (incorporated by reference to Exhibit 10.5 to Pacira’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 filed on July 30, 2015).

(e)(18)
Amendment No. 3 to Employment Agreement, dated as of October 31, 2024, by and between Pacira Pharmaceuticals, Inc. and Kristen Williams (incorporated by reference to Exhibit 10.3 to Pacira’s Current Report on Form 8-K filed on November 6, 2024).

(e)(19)
Executive Employment Agreement, dated January 21, 2025, by and between Pacira Pharmaceuticals, Inc. and Brendan Teehan (incorporated by reference to Exhibit 10.1 to Pacira’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026 filed on August 4, 2026).

(e)(20)
Executive Employment Agreement, dated May 4, 2020, by and between Pacira Pharmaceuticals, Inc. and Jonathan Slonin (incorporated by reference to Exhibit 10.1 to Pacira’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021 filed on May 4, 2022).

(e)(21)
Amendment No. 1 to Executive Employment Agreement, dated as of October 31, 2024, by and between Pacira Pharmaceuticals, Inc. and Jonathan Slonin (incorporated by reference to Exhibit 10.2 to Pacira’s Current Report on Form 8-K filed on November 6, 2024).

(e)(22)
Form of Indemnification Agreement between Pacira BioSciences, Inc. and its directors and officers (incorporated by reference to Exhibit 10.22 to Pacira’s Annual Report on Form 10-K for the year ended December 31, 2023 filed on February 29, 2024).

(e)(23)	Pacira BioSciences, Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to Pacira’s Current Report on Form 8-K filed on June 11, 2020).
(e)(24)
Amendment No. 1 to Pacira BioSciences, Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.25 to Pacira’s Annual Report on Form 10-K for the year ended December 31, 2022 filed on February 28, 2023).

(e)(25)	Amendment No. 2 to Pacira BioSciences, Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.30 to Pacira’s Annual Report on Form 10-K for the year ended December 31,

Exhibit No.	Description
2024 filed on February 27, 2025).
(e)(26)*	Pacira BioSciences, Inc. Long-Term Incentive Plan.
(e)(27)*	Pacira BioSciences, Inc. Corporate Annual Bonus Plan Employee Guide.
(e)(28)*	Amendment No. One to Pacira Biosciences, Inc. Amended and Restated 2014 Employee Stock Purchase Plan.

*Filed herewith.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

PACIRA BIOSCIENCES, INC.

	By:	/s/ Kristen Williams
	Name:	Kristen Williams
	Title:	Chief Administrative Officer and Secretary
Dated: October 30, 2026

Annex I

200 West Street | New York, NY 10282-2198
Tel: 212-902-1000 | Fax: 212-902-3000
PERSONAL AND CONFIDENTIAL
October 8, 2026
Board of Directors
Pacira BioSciences, Inc.
2000 Sierra Point Parkway, Suite 900
Brisbane, CA 94005
Ladies and Gentlemen:
You have requested our opinion as to the fairness from a financial point of view to the holders (other than Viatris Inc. (“Viatris”) and its affiliates) of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Pacira BioSciences, Inc. (the “Company”) of the $36.50 per Share in cash to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of October 8, 2026 (the “Agreement”), by and among Viatris, Peach Purchaser Sub Inc., a wholly owned subsidiary of Viatris (“Acquisition Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Acquisition Sub will pay $36.50 in cash per Share for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than the Excluded Shares and Dissenting Shares (as defined in the Agreement)) will be converted into the right to be paid $36.50 in cash.
Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting, lending, and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Viatris, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transactions contemplated by the Agreement (the “Transaction”). Goldman Sachs Investment Banking has an existing lending relationship with Viatris. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. Goldman Sachs & Co. LLC and/or its affiliates have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as financial advisor to the Company in connection with certain shareholder activism matters in June 2026. Goldman Sachs & Co. LLC and/or its affiliates also have provided certain financial advisory and/or underwriting services to Viatris and/or its affiliates from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as joint bookrunner with respect to Viatris’ senior notes offering in June 2026. Goldman Sachs & Co. LLC and/or its affiliates may also in the future provide financial advisory and/or underwriting services to the Company, Viatris and their respective affiliates for which Goldman Sachs Investment Banking may receive compensation.
In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2025; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; certain internal financial analyses and forecasts for the Company, as prepared by the management of the Company and approved for our use by the Company (the “Forecasts”) and certain forecasts related to the expected utilization by the Company of certain net operating loss carryforwards and research and development tax credits of the Company, as prepared by the management
I-1

Board of Directors
Pacira BioSciences, Inc.
October 8, 2026

of the Company and approved for our use by the Company (the “Tax Attribution Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; reviewed the financial terms of certain recent business combinations in the specialty pharmaceutical industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.
For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts and the Tax Attribution Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal.  We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.
Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Viatris and its affiliates) of Shares, as of the date hereof, of the $36.50 in cash per Share to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $36.50 in cash per Share to be paid to the holders (other than Viatris and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which the Shares will trade at any time or, as to the potential effects of volatility in the credit, financial and stock markets on the Company, Viatris or the Transaction, or as to the impact of the Transaction on the solvency or viability of the Company or Viatris or the ability of the Company or Viatris to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $36.50 in cash per Share to be paid to the holders (other than Viatris and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.
Very truly yours,
/s/ GOLDMAN SACHS & CO. LLC
(GOLDMAN SACHS & CO. LLC)
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